INTELLIGROUP® INC

Creating The Intelligent Enterprise℠

P.E. 12-31-05

ANNUAL REPORT 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005
Commission file number 0-20943

INTELLIGROUP, INC.
(Exact Name of Registrant as Specified In Its Charter)

New Jersey (State or Other Jurisdiction of Incorporation or Organization)	**11-2880025** (I.R.S. Employer Identification No.)
499 Thornall Street, Edison, New Jersey (Address of Principal Executive Offices)	**08837** (Zip Code)

(732) 590-1600
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
(Title of Class)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: ☐ No: ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes: ☐ No: ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes: ☒ No: ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, or a non-accelerated filer (as defined in Exchange Act Rule 12b-2) (Check one).
Large Accelerated filer: ☐ Accelerated filer: ☐ Non-accelerated filer: ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).
Yes: ☐ No: ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant at June 30, 2005 (the last business day of the most recent second quarter) was $22,595,121 (based on the closing price as quoted on the Nasdaq Stock Market on that date). For the purposes of this calculation, shares owned by officers, directors and 10% shareholders known to the registrant have been deemed to be owned by affiliates. This determination of affiliate status is not a determination for other purposes.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of March 31, 2006:

Class	Number of Shares
Common Stock, $.01 par value	41,769,107

TABLE OF CONTENTS

This annual report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include, among other things, business strategy and expectations concerning industry conditions, market position, future operations, margins, profitability, liquidity and capital resources. Forward-looking statements generally can be identified by the use of terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", or "believe" or similar expressions or the negatives thereof. These expectations are based on management's assumptions and current beliefs based on currently available information. Although we believe that the expectations reflected in such statements are reasonable, we can give no assurance that such expectations will be correct. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report on Form 10-K. The Company's operations are subject to a number of uncertainties, risks and other influences, many of which are outside its control, and any one of which, or a combination of which, could cause actual results of operations to differ materially from the forward-looking statements. Important factors that could cause actual results to differ materially from expectations are disclosed in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis" and elsewhere in this annual report on Form 10-K.

PART I

Item 1. Business.

General

Overview

Intelligroup is a global Information Technology ("IT") services organization and a leading provider of strategic enterprise technology services and solutions. Intelligroup's services and solutions include applications development, implementation, and application management support of Enterprise Resource Planning (ERP) solutions from SAP, Oracle, and PeopleSoft as well as e-business solutions using Java and the Microsoft .NET platforms and infrastructure management services. Intelligroup's customer base includes global Fortune 500 customers, middle market businesses and public sector organizations. The Company's global delivery model, along with its International Organization for Standardization ("ISO") and Capability Maturity Model ("CMM") processes, enable its customers to achieve rapid Return on Investment (ROI) and reduced Total Cost of Ownership (TCO). With extensive expertise in industry-specific enterprise solutions Intelligroup has earned a reputation for consistently exceeding client expectations.

Intelligroup improves clients' business performance through the intelligent application of information technology, positioning them 'ahead of the curve' for the challenges of a rapidly changing business environment. Through its strategic alliances with SAP, Oracle and PeopleSoft and Microsoft, Intelligroup offers its clients comprehensive process solutions combined with timely and cost effective implementation of new business systems. Focusing on vertical solutions and full lifecycle implementation in ERP, e-business solutions, application management services, Intelligroup enables its clients to achieve significant business advantage, with excellent quality, reduced time-to-market, optimized costs and long-term customer relationships.

The implementation of these solutions positions the Company's clients 'ahead of the curve' for the challenges of a rapidly changing business environment. The Company's ISO 9001:2000-certified and SEI/SW-CMM Level 5 assessed offshore development center delivers high quality, cost-effective, around the clock rapid development services, for enterprise, e-commerce and mobile commerce applications. The offshore Global Support Center manages customers' critical applications, systems and infrastructure, keeping the critical applications stable, current and optimized through efficient and cost-effective user, technical and operations support.

In order to service its customers in an optimal manner, Intelligroup's go to market strategy is guided by a regional solution competency and industry vertical focus. The regional spread covers territories within North America, India, Europe and Japan. These regional practices are responsible for managing and building overall client relationships. The company has established practices for SAP, Oracle, PeopleSoft and e-business solutions using Java and the Microsoft .net platforms. These practices develop key service offerings, support business development efforts, and provide critical support to implementation and support projects. The Company has created industry vertical practices in Consumer Products, Life Sciences, Banking Finance Securities and Insurance, Discrete Manufacturing, State and Local Government, and K-12 and Higher Education.

Company History

The Company was incorporated in New Jersey in October 1987 under the name Intellicorp, Inc. to provide systems integration and custom software development services. The Company's name was changed to Intelligroup, Inc. in July 1992. In March 1994, the Company acquired Oxford Systems Inc. ("Oxford"). On December 31, 1996, Oxford was merged into the Company and ceased to exist as an independent entity. In October 1996, the Company consummated its initial public offering of its common stock ("Common Stock"). The Company's executive offices are located at Edison, New Jersey 08837.

In 1994, the Company began to diversify its customer base by expanding the scope of its systems integration and custom development services to include ERP software. For many customers, ERP solutions are viewed as an alternative to the custom design and development of their own applications. Although ERP products are pre-packaged solutions, there is a significant amount of technical work involved in implementing such solutions and tailoring their use for a particular customer's needs.

Throughout the mid-to-late 1990s, the Company grew significantly by capitalizing on the business opportunity to provide implementation and customization services work to the expanding ERP market. The Company first began to provide these technical services to customers implementing SAP software before expanding its service offerings to include ERP products developed by Oracle in 1995 and PeopleSoft in 1997.

In late 1999, the Company made the strategic decision to spin-off its Internet services business to its shareholders. Accordingly, on January 1, 2000, the Company transferred its Internet applications services and management consulting businesses to SeraNova, a wholly-owned subsidiary of the Company on such date.

On July 5, 2000, the Company distributed all of the outstanding shares of the common stock of SeraNova then held by the Company to holders of record of the Company's Common Stock as of the close of business on May 12, 2000 (or to their subsequent transferees) in accordance with the terms of a Distribution Agreement dated as of January 1, 2000 between the Company and SeraNova.

During the second half of 2000, finding that the market for Application Service Provider ("ASP") services had not developed and grown as projected by market analysts, the Company significantly reduced its investment in the ASP business model. Expenditure for marketing and direct selling initiatives was significantly decreased, as were the infrastructure and personnel that supported the Company's ASP services. The Company renewed its focus and efforts on pursuing shorter-term success opportunities of implementing and enhancing application solutions based on SAP, Oracle and PeopleSoft products.

Beginning in 2000, the Company began to focus on the management and support of customers' enterprise, e-commerce and m-commerce applications. Additionally, the Company introduced certain SAP-based proprietary tools that are designed to reduce the time and cost of upgrading and maintaining SAP systems ("Power Up Services(SM)"). In 2001, the Company developed pre-configured SAP solutions for the pharmaceutical industry ("Pharma Express(SM)") and the engineering and construction industry ("Contractor Express(SM)"). Pharma Express, a solution designed for small-to-medium sized life sciences companies, improves manufacturing efficiencies and helps control the total cost of production. Contractor Express, which has implementation accelerators developed for mid-sized construction/contractor companies, assists in improving operational efficiency and controlling project schedules.

On April 2, 2003, the Company consummated the sale, effective as of March 1, 2003, of its Asia-Pacific group of subsidiary companies (the "Sale"), operating in Australia, New Zealand, Singapore and Hong Kong (together, the "Former Subsidiaries"), to Soltius Global Solutions PTE Ltd, a Singapore corporation ("Soltius"). As consideration, the Company received a 5% minority shareholding in Soltius and a $650,000 note to be paid by Soltius to the Company over a period of 12 months. The Company received the required payments by January 2005.

In 2004, the Company completed a $15 million private placement transaction whereby SOFTBANK Asia Infrastructure Fund, L.P. ("SAIF"), an affiliate of SOFTBANK Corporation, acquired approximately 33.5% of the Company's outstanding Common Stock, and Venture Tech Assets Pvt. Ltd. ("Venture Tech") acquired approximately 16.8% of the Company's outstanding Common Stock ("Private Placement Transaction"). In connection with the Private Placement Transaction, SAIF and Venture Tech designated five of nine directors to the Company's Board of Directors.

On March 31, 2006, the Company completed a $10 million private placement transaction whereby SAIF acquired an additional 3,333,333 shares of the Company's common stock and Venture Tech acquired an additional 3,333,334 shares of the Company's common stock, at a share price of $1.50 (the "2006 Private Placement"). The 2006 Private Placement was approved by a special committee of the disinterested members of the Board of Directors and generated $9.7 million of proceeds to the Company, net of transaction expenses. Following approximately the 2006 Private Placement, SAIF and Venture Tech own 36% and 26% of the Company's common stock, respectively.

The following is a description of the Company's business, including, among other things, its services, markets and competitors. Financial information regarding geographic areas and results of operations appears in the footnote entitled Segment Data and Geographic Information in the Notes to the Consolidated Financial Statements included in Item 8. Financial Statements and Supplementary Data.

Intelligroup Services

Historically, the Company's services have ranged from providing customers with staff augmentation services to multi-personnel full-scale projects. The Company provides these services to its customers primarily on a time and materials or a fixed bid basis and pursuant to agreements that are terminable upon mutually agreed notice periods. During 2000, the Company began to focus on providing application management services ("AMS") for their customers' ERP applications. The contractual arrangements in these situations are typically fixed term, fixed price and multi-year, as is common in the outsourcing market. The Company's focus on management and support services is also intended to encourage ongoing and recurring service relationships, rather than one-time implementation engagements.

Intelligroup's services address the implementation, upgrade, and application management needs of its customers. The Company's proven methodologies and innovative tools allow customers to reduce costs by accelerating implementations and upgrades, and by lowering ongoing support and maintenance costs for ERP and extended ERP applications.

Intelligroup created the industry's first offshore lab dedicated to SAP development in 1995. Since then, Intelligroup's India-based offshore services–coupled with the operations in the United States, Europe and Japan, have helped its clients develop, implement, maintain, support and integrate ERP and e-commerce solutions. The Company's onsite/offshore model has been refined into a series of repeatable, quality-embedded processes that continually enable it to:

- Significantly reduce clients' development time and costs;
- Deliver superior-quality enhancements on schedule;
- Ensure reliable service levels;
- Accommodate requirement changes and manage risks;
- Provide 24x7 seamless access to scalable, dedicated and skilled professionals; and
- Meet the peaks and valleys of resource requirements.

Customers' partner with Intelligroup in order to implement, extend and support existing applications; or establish dedicated offshore Centers of Excellence (CoE) that provide seamless services to the client and cope with the resource requirement fluctuations. Such CoE's are setup to provide clients a dedicated pool of resources that are available to provide a wide range of services to the client.

Intelligroup has relationships with SAP, Oracle, PeopleSoft, and Microsoft. The Company believes that such relationships will continue to result in enhanced industry recognition.

In 1995, the Company achieved the status of a "SAP National Implementation Partner." In 1997, the Company enhanced its partnership status with SAP, by first achieving "National Logo Partner" status and then "Accelerated SAP Partner" status. In July 1997, the Company was awarded "PeopleSoft Implementation Partnership" status. In June 1998, the Company expanded its Oracle applications implementation services practice and added upgrade services to meet market demand of mid to large size companies that were implementing or upgrading Oracle applications. In 2000, the Company achieved "SAP Services Partner" status and "SAP Hosting Partner" for the pharmaceuticals industry vertical status. In 2001, the Company's pharmaceutical template for the small and medium-size businesses market (covering current Good Manufacturing Processes ("cGMP") and validation standards) was certified by SAP America. In 2002, the Company was awarded the SAP Services Partner Award of Excellence. In 2004 the Company's Japan Subsidiary was awarded the SAP Award of Excellence — Upgrade Business Award.

As a result of the Company's experience in implementing ERP software, the Company has developed a proprietary methodology and associated toolset for implementing enterprise business software applications. The toolset also contains a project management and tracking tool, which the Company utilizes to monitor implementation projects undertaken for customers. The Company believes that its methodology and toolset may enable its customers to realize significant savings in time and resources. Furthermore, the Company believes that use of the methodology and toolset also shortens the turn-around time for program development, as it streamlines the information flow between the Company's offices and customer sites.

Additionally, the Company has introduced certain SAP-based proprietary tools and services, that are designed to reduce the time and cost of upgrading and maintaining SAP systems. Through these services, the Company helps to cost-effectively size and analyze SAP upgrade projects, as well as to efficiently evaluate and test SAP support packages. The Company combines the assessment capabilities of its proprietary Uptimizer(SM) Tool Kit with the skills and expertise of its SAP-certified global implementation team to deliver high-quality, cost-effective upgrades to customized SAP environments. HotPac Analyzer(SM) enables customers to analyze and test the impact of a support package on its own SAP production environment before the support package is actually applied. In addition, HotPac Analyzer enables customers to validate the overall impact that a support package can have and isolate and identify the business transactions that require thorough testing.

In 2001, the Company developed Pharma Express and Contractor Express. Pharma Express is a ready-to-run, fully integrated pharmaceutical solution that enables pharmaceutical companies of all sizes to improve the efficiency of their manufacturing process to effectively control the cost-of-production and distribution while keeping the production environment cGMP-compliant. Pharma Express incorporates SAP Best Practices for the highly regulated pharmaceutical industry and seamlessly integrates order management, process manufacturing, quality management, inventory and distribution and financials. Contractor Express has implementation accelerators that enable engineering and construction companies of medium and large sizes to implement SAP ERP solutions faster to improve their operational efficiency and to effectively control project schedules and manage the costs and resources associated with construction projects. Contractor Express incorporates SAP Best Practices for the engineering and construction industry and seamlessly integrates order management, procurement, project systems, plant maintenance, asset management, human resources, financials and project costing.

The Company's offshore centers, located in India, allow the Company to provide cost-effective, timely and high quality professional services to customers throughout the world.

The offshore centers are structured along the following lines —

Centers of Excellence (CoE) — which are development and support centers, dedicated to certain strategic customers, that provide multi-platform, multi-service, integrated and complete solutions to such strategic customers.

Competencies groups — which are responsible for building process oriented consulting excellence in SAP, Oracle- PeopleSoft, e-Business, especially focused on the new dimension technologies.

Infrastructure Management — which provides infrastructure management services.

Research and Development group — which is a center for the development of proprietary tools designed to enhance the information technology solutions offered to the Company customers.

The Company leverages its offshore centers, in coordination with consultants located at customer sites, to deliver rapid, around the clock services to provide customers with savings in application deployment costs and expedited project completion. Intelligroup is able to deliver high value services at competitive prices due to: (i) the high level of expertise and experience of consultants; (ii) the rigorous application of the Company's proprietary project methodologies, tools and project management disciplines; and (iii) the cost structures associated with the Company's offshore centers.

The Company's customers are primarily Fortune 500 and other large and mid-sized companies in the United States and other diverse geographical locations. They include Armstrong World Industries, Cox Newspapers, Inc. Joy Mining, San Diego Unified School District, Eastman Chemical, AM General, Allergan, Kimball International, Infineon Technologies, Hitachi America, 2Wire, Telik, New Age Electronics, Hacienda, Puerto Rico Telephone Company — Verizon.

The Company has also participated in project teams led by IT consulting firms such as Accenture and BearingPoint.

Application Management Services

Intelligroup's Application Management Services provide the resources, processes and tools needed for quality-driven user, technical and operations support. The Company uses a well-defined set of assessment, transition and long-term processes to deliver customized, affordable and highly responsive support.

The Application Management Services provides service offerings for Application Management, Application Development and Application Integration.

Companies around the world entrust Intelligroup to manage their complex ERP and eCommerce environment and infrastructure and to keep them stable and optimized, and aligned with new business processes. Intelligroup delivers:

- Significant reduction in support costs;
- Predictable costs for easier budgeting;
- 24x7, on-demand access to skilled functional and technical professionals through its offshore centers located in India;
- Assured service levels and flexible, individualized support programs;
- Dedicated teams that are on-site, offshore or a combination of on-site and offshore, depending on client requirements; and
- Improved reliability, availability and performance of the infrastructure, database, operations, applications and interfaces.

The Company's Application Management Services provide clients with management, support and maintenance of their enterprise, e-commerce and m-commerce applications. These services are provided using the Company's low cost, high quality onsite/offshore delivery model, which allows the Company to aggressively compete for long term fixed price/fixed time contracts.

Key to the Company's ability to deliver Application Management Services is its offshore centers located in India, which help to provide responsive global support to customers through delivery teams that work around-the-clock. The offshore centers maintain customers' critical applications, systems and infrastructure stable, and keep them current and optimized through efficient and cost-effective user, technical and operations support. Intelligroup is able to deliver high value services at attractive prices due to: (i) the high level of expertise and experience of support professionals; and (ii) the cost structures associated with the offshore centers.

The Company provides Application Management Services directly to end-user organizations. The Company's customers are primarily Fortune 500 and other large and mid-sized companies in the United States and other global locations. They include GE, Hitachi, Owens Corning, Armstrong World Industries, Bristol-Myers Squibb, Power One, 2Wire, Joy Mining Machinery and Pearsons Technology Center.

Trademarks and Service Marks

"Intelligroup," the Intelligroup logo and "Creating the Intelligent Enterprise" are all trademarks of the Company.

"Power Up Services", "Uptimizer", "HotPac Analyzer", "Pharma Express", "Contractor Express", "4Sight", "4Sight Plus", "EZ Path", "Implementation Assistant", "myADVISOR" and "ASP(Plus)" are service marks of the Company.

"Empower Solutions" is a service mark of Empower Solutions, a subsidiary of the Company.

All other trade names, trademarks or service marks referenced herein are the property of their respective owners and are not the property of the Company.

Sales and Marketing

The Company historically has generated new sales leads from (i) referrals from existing customers, (ii) introductions to potential customers by the Company's alliance partners, which often need to recommend qualified systems integrators to implement or enhance their software products, and (iii) internal sales efforts. In addition, the Company has been introduced to customers by certain of its competitors, such as the consulting practices of the former "Big Five" accounting firms, which at times use the Company's expertise and ability to deliver qualified personnel for complex projects.

The Company has a focused approach towards sales and marketing efforts. The Company's sales efforts are driven by Client Service Executives ("CSE") who serve as leaders in multiple engagements and have both sales and delivery responsibilities. CSE's are responsible for all aspects of the customer relationship, including business development, service delivery and customer satisfaction. CSE's will typically focus on a region of the country or in a particular industry area. In addition to their responsibilities for generating new revenue opportunities and expanding revenue within existing clients, typically CSE's are also billable headcount. The CSE's work closely with business development managers ("BDMs") in the region to identify target accounts and opportunities, to develop plans for pursuing those opportunities, and to develop proposals and presentations in each case. The CSEs also serve in a quality assurance function and oversee all services delivered to the client to ensure projects are delivered on-time and within budget. CSE's work closely with the Company's business development leadership, project managers and partner representatives (usually sales), to grow the opportunities within their region.

BDMs are responsible for developing and increasing the sales pipeline, and for closing sales with new and existing customers. The Company continually evaluates the size of direct sales force in comparison to market conditions and shall expand its direct sales force where market conditions warrant.

The Company has established a Business Development Center ("BDC") in its facilities in Hyderabad, India. The primary objectives of the BDC are to: (i) generate qualified leads for local BDMs to pursue with existing and prospective clients; and, (ii) support the proposal efforts of local BDMs by providing strategic research and proposal writing capabilities. The Company intends to continue to expand the BDC in proportion to its local BDMs sales presence.

The primary objective of the Company's Marketing function is branding and lead generation. The Company will continue to market to potential customers with demonstrated needs for the Company's expertise in ERP and e-business solutions. The Company also intends to leverage public relations to raise visibility for its brand and increase outbound email marketing campaigns to remain at top of mind and expand its footprint in its customer base.

Among its sales and marketing efforts, the Company's has exhibited and presented the Company's expertise at trade events associated with the primary ERP offerings. These include events such as SAPPHIRE, the annual SAP conference for SAP service providers and end-users, the Americas SAP User Group, the Oracle Americas User Group and the PeopleSoft Users Group and industry analyst shows like Gartner IT Expo. The Company intends to continue participation in such industry-recognized programs and trade shows.

Most importantly, however, the Company believes that satisfying customer expectations within budgets and time schedules is critical to gaining repeat business and obtaining new business from referrals. The Company believes that it has consistently met customer expectations with respect to budgets and time schedules.

The Company's services require a substantial financial commitment by customers and, therefore, typically involve a long sales cycle. Once a lead is generated, the Company endeavors to quickly understand the potential customer's business needs and objectives in order to develop the appropriate solution and bid accordingly. The Company's CSEs and project managers are involved throughout the sales cycle to ensure mutual understanding of customer goals, including time to completion and technological requirements. Sales cycles for complex business solutions projects typically range from one to six months from the time the Company initially meets with a prospective customer until the customer decides whether to authorize commencement of an engagement.

Industry Background

Organizations face a rapidly changing business environment, including intense global competition, accelerating technological change, and the need to embrace emerging technology strategies. Such businesses continually seek to improve the quality of products and services, lower costs, reduce cycle times, optimize their supply chain and increase the value to their customers. As a result, many businesses implement and utilize advanced information solutions, which enable them to optimize their business processes in such areas as product development, manufacturing, sales, distribution and finance.

Historically, many businesses have adopted information systems strategies using pre-packaged software applications. Client/server systems widely replaced mainframe and legacy systems with the promise of more functional, flexible and cost effective applications, which are critical to the competitive needs of businesses.

As part of their client/server strategies, organizations often acquire, or consider acquisition of, the pre-packaged enterprise-wide business software applications offered by leading ERP vendors, such as SAP, Oracle and PeopleSoft. These applications are then implemented and maintained to meet their particular business needs. Alternatively, the organizations may develop, or commission the development of, customized software applications to meet the needs of these organizations. In both cases, customers have a set of core operations applications, which they use to support their central business processes. These customers must balance demands from their user departments for new, innovative business applications against the absolute requirement to maintain, manage and optimize the core operations applications. These competing demands reflect areas of potential business opportunity for the Company.

The majority of customers who implement ERP solutions are Fortune 500 companies. The Company believes that opportunities for new ERP implementations will continue predominantly in subsidiaries and operating units of large-market clients and toward mid-market clients. Many mid-size companies have the need for core financial and other operations systems that can be addressed by ERP products. The Company believes that opportunity exists to sell both professional consulting services and application management services to mid-market clients. The mid-market segment is very cost conscious and requires a highly efficient services delivery model, which the Company believes it can provide through a combination of innovative tools and templates, which expedite delivery and use of its offshore services, thereby reducing costs.

The task of developing and implementing enterprise-wide, mission-critical, information solutions is complex. It presents significant challenges for most customer organizations and can be a time consuming and costly undertaking, which typically requires significant allocation of organizational resources. Information technology managers must integrate and manage information systems environments consisting of multiple computing platforms, operating systems, databases and networking protocols, as well as multiple packaged and custom developed applications.

To support their IT needs, many businesses increasingly engage experienced outside specialists for assistance across the full life cycle of their solutions. Because of the heightened business pressures they face, these customers are demanding innovative solutions, in shorter timeframes, with lower life cycle cost of ownership, at higher levels of quality and service, all with lower risk to themselves and their businesses.

Companies must also continually keep pace with a broad, and often confusing, array of new technological developments, which can render internal IT skills obsolete. Professionals with the requisite technology skills often are in short supply and many organizations are reluctant to expand their internal information systems department for particular projects. At the same time, external economic factors encourage organizations to focus on their core competencies and trim work forces in the IT management area. Accordingly, organizations often lack sufficient, and/or appropriate, technical resources necessary to design, develop, implement and manage the information technology solutions needed to support their business needs. Thus, the Company believes that there is significant potential business opportunity for implementing ERP version-to-version upgrades as well as application management and support services.

Another area of opportunity for the Company is strategic offshore outsourcing. With its history as a pioneer in providing offshore management and support of mission critical applications, the Company can offer clients a flexible, low cost option for managing ERP applications. In recent economic times, this has been an area of growth within the IT sector.

Customers

The Company provides its services directly to many Fortune 500 companies, as well as small to medium sized enterprises, and, to a lesser extent, as a member of consulting teams assembled by other information technology consultants, such as the consulting practices of the former "Big Five" accounting firms.

Although the Company has contracts with many of its customers to provide its services, in general such contracts are terminable upon relatively short notice, typically not more than 30 days. When providing application management and support services for customers, the Company expects to compete for multi-year fixed term, fixed price contracts. There can be no assurance that the Company's customers will continue to enter into contracts with the Company or that existing contracts will not be terminated.

Many of the Company's engagements involve projects that are critical to the operations of its customers' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a customer's expectations in the performance of its services could result in a material adverse change to the customer's operations giving rise to claims against the Company for damages or causing damage to the Company's reputation, adversely affecting its business, financial condition and results of operations. In addition, certain of the Company's agreements with its customers require the Company to indemnify the customer for damages arising from services provided to, or on behalf of, such customer. Under certain of the Company's customer contracts, the Company warrants that it will repair errors or defects in its deliverables without additional charge to the customer. The Company has not experienced, to date, any material claims against such warranties. The Company has purchased and maintains errors and omissions insurance to insure the Company for damages and expenses incurred in connection with alleged negligent acts, errors or omissions.

Competition

The markets for the Company's services are highly competitive. The Company believes that its principal competitors include the internal information systems groups of its prospective customers, as well as the following classes of companies (some of which are also customers or referral sources of the Company):

- Consulting and software integration firms: including, IBM Global Services, Electronic Data Systems, Computer Sciences Corporation, Cap Gemini Ernst & Young, Accenture, BearingPoint Deloitte Consulting, IDS Scheer, SAP Professional Services, Oracle Consulting, Hitachi, Atos Origin and Rapidigm;
- Software applications vendors: including, SAP, Oracle and PeopleSoft; and
- Application management services firms: including, Covansys, Wipro Technologies, Infosys Technologies Limited, Satyam Computer Services Ltd, HCL Technologies Ltd., Cognizant Technology Solutions, Patni Computer Systems and Tata Consultancy Services.

Many of the Company's competitors have longer operating histories, possess greater industry and name recognition and/or have significantly greater financial, technical and marketing resources than the Company. In addition, there are relatively low barriers to entry into the Company's markets and the Company has faced, and expects to continue to face, additional competition from new entrants into its markets.

The Company believes that the principal competitive factors in its markets include quality of service and deliverables, speed of development and implementation, price, project management capability and technical and business expertise. The Company believes that its ability to compete also depends in part on a number of competitive factors outside its control, including the ability of its competitors to hire, retain and motivate project managers and other senior technical staff, the development by others of services that are competitive with the Company's services and the extent of its competitors' responsiveness to customer needs.

The Company believes that it competes based on its expertise across the full life cycle of its clients' ERP solutions. This expertise includes management consulting skills, plus design and implementation skills in ERP products (primarily SAP, PeopleSoft and Oracle), application integration and application management and support related to those solutions. There can be no assurance that the Company will be able to continue to compete successfully with existing and new competitors.

Employees

As of December 31, 2005, the Company employed 1,938 full-time employees, of whom 1,653 were engaged as consultants or as software developers, 89 were engaged in sales and marketing, and 196 were engaged in delivery management, finance and administration. Of the total number of employees, 529 were based in the United States, 37 were based in Japan, 43 were based in Europe and 1,329 were based in India. In addition, the Company engaged 102 independent contractors to perform information technology services as of December 31, 2005.

None of the Company's employees are covered by a collective bargaining agreement. Substantially all of the Company's employees have executed employment agreements containing non-competition, non-disclosure and non-solicitation clauses. In addition, the Company requires that all new employees execute such agreements as a condition of employment by the Company. The Company believes that it has been successful in attracting and retaining skilled and experienced personnel. There is increasing competition for experienced sales and marketing personnel and technical professionals. The Company's future success will depend in part on its ability to continue to attract, retain, train and motivate highly qualified personnel. The Company considers relations with its employees to be good.

Intellectual Property Rights

The Company's success is dependent, in part, upon its proprietary implementation methodology, development tools and other intellectual property rights. The Company relies upon a combination of trade secret, non-disclosure and other contractual arrangements, and copyright and trademark laws, to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, consultants and customers, and limits access to and distribution of its proprietary information. The Company also requires that substantially all of its employees and consultants assign to the Company their rights in intellectual property developed while employed or engaged by the Company. In addition the Company requires that all new employees execute agreements that assign to the Company their rights in any intellectual property developed during the term of employment as a condition of employment by the Company. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights.

Item 1A. Risk Factors

This Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the Company's intention to shift more of its focus towards the management and support of customers' enterprise, e-commerce and m-commerce applications. The factors discussed below could cause actual results and developments to be materially different from those expressed in or implied by such statements.

- *Lack of Profitability.* The Company's lack of profitability over recent periods may impact its ability to attract customers, employees, investors and creditors. The Company's ability to achieve profitability in future periods will depend in large part on its ability to generate new sales, particularly annuity-based engagements, to improve its rate of employee utilization, and to manage selling, general and administrative expenses in proportion to its top line.

- *Ability to Retain Key Executive and Sales Leadership Personnel.* The Company experienced significant executive and board level turnover in 2004 and through mid 2005. The Company also experienced significant turnover in its sales managers and personnel in 2004 through 2005. Such turnover has resulted in a lack of historical knowledge and experience and has impacted the Company's ability to maintain consistent relationships with its existing and prospective customers, to build and convert pipeline opportunities and to generate new business. There can be no assurance that the departure of one or more of such key personnel would not have a material adverse effect on the Company's financial condition and results of operations.

- *Ability to Secure and Maintain Access to External Sources of Funding.* In addition to cash generated by on-going operations, the Company relies on access to external sources of funding and its ability to timely collect cash from its customers to manage its business. The Company's existing credit facility, which represents its sole source of external funding, expires on May 31, 2006. The Company's ability to continue its ongoing business operations and fund future growth depends on its ability to secure a new credit facility and to maintain compliance with the financial and other covenants in such credit facility or to secure alternate sources of financing. However, such credit facility or alternate financing may not be available or if available may not be on terms favorable to the Company.

- *Ability to Attract and Retain Technical Key Personnel.* The Company's business is labor intensive and, therefore, the Company's success depends in large part on its ability to recruit, retain, train and motivate highly skilled employees, particularly project managers and other senior level technical personnel. The Company's ability to attract and retain a sufficient number of highly skilled employees is impacted by a number of factors including, but not limited to, concerns regarding the Company's financial condition, competition from departing executives and competition for employees in India which may cause increasing compensation for existing and prospective employees, and the continued ability to use stock options to compensate such highly skilled employees in light of recent changes in accounting rules related to stock options.

- *Highly Competitive Market for Technical Personnel in India.* The market for technical personnel in India, which represents the primary recruiting market for the Company's technical personnel, is extremely competitive resulting in increased compensation costs. Such increasing compensation costs are contributing to the deterioration of the Company's gross margins.

- *Substantial Variability of Quarterly Operating Results.* The Company has experienced, and expects to continue to experience, inconsistent quarterly operating results. The substantial variability of the Company's quarterly operating results are caused by a variety of factors, many of which are not within the Company's control, including (i) patterns of software and hardware capital spending by customers, (ii) information technology outsourcing trends, (iii) the timing, size and stage of projects, (iv) new service introductions by the Company or its competitors and the timing of new product introductions by the Company's ERP partners, (v) levels of market acceptance for the Company's services, (vi) general economic conditions, and (vii) the hiring of additional staff.

- *Highly Competitive Information Technology Services Industry.* The markets for the Company's services are highly competitive. Many of the Company's competitors have greater financial, technical and marketing resources than the Company. The increased competition in the industry, among other negative effects, may cause a decrease in the Company's billing and employee utilization rates.

- *Reliance on Key Partners.* The Company relies on continued relationships and business associated with SAP America and Oracle. The continued uncertainty relating to Oracle's integration of PeopleSoft into its product offerings and the affect that this may have on general market acceptance of PeopleSoft's products, could adversely impact the Company's ability to sell professional consulting services related to such enterprise resource applications.

- *Concentration Risks.* The Company derives a significant portion of its revenue from a limited number of customers and projects. The Company's ability to grow its business depends in large part on maintaining such customer relationships and continuing purchasing power of such customers. The loss of any large customer could have a material adverse effect on the Company's business, financial condition and results of operations.

- *Ability to Maintain Effective Internal Controls.* The Company has previously experienced material weaknesses in its internal control over financial reporting. If the Company is unable to continue to improve its control environment and to prevent material weaknesses, or to remediate any weaknesses that may arise, such failure will adversely impact its ability: (i) to effectively manage the business; (ii) to timely record, process, summarize and report financial statements that fairly present, in all material aspects, the Company's financial condition, statements of operations and cash flows; and (iii) to comply with applicable law, including the Sarbanes-Oxley Act of 2002. In addition the Company will be required to comply with the internal control reporting requirements of Section 404 of the Sarbanes Oxley Act of 2002 beginning in 2007 (if the Company is not an "accelerated filer" as defined in Exchange Act Rule 12b-2 for 2006), or beginning in 2006 (if the Company is an "accelerated filer" for 2006). If the Company is unable to maintain effective internal control over financial reporting, such inability will adversely affect the Company's ability to comply with Section 404. The Company will be an "accelerated filer" if the aggregate market value of the Company's common stock held by non-affiliates is $75 million or more as of June 30, 2006. As of March 28, 2006, there were 15,370,821 shares of common stock held by non-affiliates with an aggregate market value of approximately $23,210,000.

- *Continued Availability of a Market for the Company's Common Stock.* The Company's common stock trades on the Pink Sheets. In order to maintain liquidity in its common stock, the Company depends upon the continuing availability of a market on which its securities may be traded. The Company's ability to cause its stock to be listed on a national exchange and to maintain compliance with on-going listing requirements may impact the Company's ability to attract investors and to use its common stock to fund future growth.

- *Litigation and Compliance Risks.* The Company and certain former officers are defendants in a shareholder class action suit, as described under "Item 3 - Legal Proceedings - Shareholder Class Actions." If the Company is unable to defend itself and resolve the ongoing shareholder litigation related to the Company's restatement of prior periods' consolidated financial statements within the limits of the Company's director and officer liability insurance policy such failure will adversely affect its financial condition. In addition, there is the potential for significant claims against the Company relating to its professional services from customers or otherwise and the ability of the Company to adequately mitigate the risk of such potential claims may impact its future financial condition. The Company's ability to comply with existing and future immigration regulations may impact its ability to engage and deploy consultants on billable engagements. Uncertainties resulting from pending litigation matters and from potential administrative and regulatory issues including, but not limited to, accounting, corporate governance, immigration and taxation matters.

- *Currency Fluctuation Risks.* Uncertainty relating to worldwide currency exchange rates, particularly in regard to the Indian rupee, U.S. Dollar, the Euro, British Pound, Danish Krone and Japanese Yen, and the fluctuations in such exchange rates may impact the Company's quarterly and/or annual financial results.

- *Geopolitical Risks.* There is the potential for future legislation by the United States government regulating or taxing outsourcing which may adversely affect the Company's business model. In addition, there is continued uncertainty relating to the current geopolitical climate, particularly relative to internal India politics and their relation to India's continuing efforts to liberalize its economy and be receptive to economic conditions and policies favorable to the Company's business model. Changes in India's economic policies or additional legislation regarding information technology services businesses may adversely affect the Company's business model.

- *Reliance on Intellectual Property Rights.* The Company relies upon a combination of trade secrets, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect its proprietary rights. The Company's future success is dependent, in part, upon its proprietary methodologies and toolsets, development tools and other intellectual property rights. The Company enters into confidentiality agreements with its employees, generally requires that its consultants and customers enter into such agreements, and limits access to and distribution of its proprietary information. The Company also requires that substantially all of its employees and consultants assign to the Company their rights in intellectual property developed while employed or engaged by the Company. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use of and take appropriate steps to enforce its intellectual property rights.

- *Risks Associated with Potential Tax Liabilities.* The Company was previously entitled to a tax holiday for certain revenue earned and expenses incurred by its existing Software Technology Parks of India unit ("STPI Unit") of its Hyderabad operations. Such tax holiday expires effective April 1, 2006 and therefore the Company's effective tax rate will increase. In addition, in July 2000, the Company completed the tax-free spin-off of SeraNova, its former subsidiary. In March 2001, SeraNova and Silverline Technologies Limited ("Silverline") consummated the acquisition of SeraNova by Silverline. Had the acquisition of SeraNova by Silverline been contemplated at the time of the spin-off, the spin-off would have been a taxable transaction. SeraNova's management has represented that such acquisition was not contemplated at the time of the spin-off of SeraNova by the Company, and accordingly should not impact the tax-free nature of the spin-off. Although the Company and SeraNova are parties to a tax sharing agreement pursuant to which SeraNova agreed to indemnify the Company with respect to any possible tax liability related to the spin-off, SeraNova has filed for bankruptcy protection under Chapter 7 of the United States Bankruptcy Code and would be unable to pay the resultant tax liability pursuant to SeraNova's indemnification obligations under its tax sharing agreement with the Company. If it were determined that the spin-off was taxable, the Company would bear the liability to pay such the tax liability, which would be material. Please refer to Note 9 to the audited consolidated financial statements of the Company included elsewhere in this report for further information.

As a result of these factors and others, the Company's actual results may differ materially from the results disclosed in such forward-looking statements.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

As of December 31, 2005, the Company owns no real property and currently leases or subleases all of its office space. Within the United States, as of December 31, 2005, the Company leases office space in Edison, NJ for certain technical and support personnel, sales and marketing, administrative, finance and management personnel, and in Atlanta, GA, Warrenville, IL, Pleasanton, CA, San Jose, CA and Los Angeles, CA for certain other sales and operations personnel. The Company also leases office space in Denmark, India, Japan and the United Kingdom. The following table summarizes the Company's leased office space as of December 31, 2005:

Location	Area In Sq. Ft	Use	Lease Expiration
Edison, NJ(A)	48,476	Corporate Headquarters Consulting Services — focus on SAP, Peoplesoft commercial, Oracle and E-Business markets in the US. Selling, general and administrative functions in the US	9/9/2008
Atlanta, GA	4,051	Consulting Services — focus on SAP and Peoplesoft public sector market in the US; Limited selling, general and administrative functions in the US	8/31/2006
Warrenville, IL	913	Limited selling and marketing functions in the US	11/30/2006
Pleasanton, CA	450	Limited selling and marketing functions in the US	2/28/2006
San Jose, CA	135	Limited selling and marketing functions in the US	2/28/2006
Los Angeles, CA . .	290	Limited selling and marketing functions in the US	2/28/2006
Odense, Denmark . .	9,900	Consulting Services — focus on SAP market in Denmark; Selling, general and administrative functions in Denmark	7/31/2006
Odense, Denmark . .	2118	Education & Training	2/28/2006
Hyderabad, India . .	18,359	IT development and support services	12/31/2010
Hyderabad, India . .	15,401	IT development and support services	5/31/2006
Hyderabad, India . .	10,727	IT development and support services (Global Support Center)	7/31/2006
Hyderabad, India . .	56,600	IT development and support services and administrative and general functions	7/31/2010
Bangalore, India . .	5,163	IT development and support services	10/30/2010
Tokyo, Japan	1,519	Consulting Services — focus on SAP market in Japan; Selling, general and administrative functions in Japan	3/1/2006
Tokyo, Japan	2,826	Consulting Services — focus on SAP market in Japan; Selling, general and administrative functions in Japan	8/31/2007
Milton Keynes, UK	2,700	Consulting Services — focus on Peoplesoft and SAP market in the UK; Selling, general and administrative functions in the UK	7/27/2006

(A) Approximately 21,840 square feet of this space has been subleased to an unrelated third party through 9/9/2008.

In July 2000, the Company completed the tax-free spin-off of SeraNova, its former subsidiary. In connection with the spin-off, the Company entered into a space sharing agreement with SeraNova dated January 1, 2000, pursuant to which SeraNova agreed to pay certain lease obligations to the Company's landlords. Beginning in late 2001, SeraNova failed to pay certain outstanding lease obligations incurred under the terms of a Space Sharing Agreement. Accordingly on March 4, 2002, the Company filed an arbitration demand with the American Arbitration Association against the SeraNova Group. As of December 31, 2005, the Company has $0.4 million remaining in its accrual for future lease obligations.

Item 3. Legal Proceedings

India Tax Assessments

The Company's India subsidiary has received tax assessments dated February 12, 2002, July 23, 2002, August 22, 2003, September 10, 2004 and March 29, 2005 from the India taxing authority denying tax exemptions claimed for certain revenue earned and disallowing certain expenses claimed during the Indian subsidiary's fiscal years ended March 31, 1998 through March 31, 2002. The revised tax assessments were for 14.6 million, 9.5 million, 2.8 million, 5.6 million and 15.0 million Indian rupees, respectively, or approximately $1.0 million in total. An additional assessment for tax penalties and interest for the fiscal year ended March 31, 2001 of 1.7 million Indian rupees, or approximately $38,000, was also received. The Company has made payments of approximately $1.1 million (consisting of $0.8 million for taxes paid under protest, $38,000 for tax penalties and interest and $0.2 million for other tax adjustments not in dispute) to the India tax authority. The Company's resulting overpayment has been refunded.

The Company is currently appealing the tax assessments received by the Company's India Subsidiary denying tax exemptions claimed during each of the fiscal years ended March 31, 1999 through March 31, 2002. In the event the Company's appeal is not successful, a future cash outlay of approximately $57,000 would be required. The Company has reserved $57,000, the full amount claimed, against this potential liability. In the event the Company is successful, an amount up to approximately $0.8 million could be refunded to the Company.

Shareholder Class Actions

On or about October 12, 2004, the first of six class action lawsuits was filed, purportedly on behalf of plaintiffs who purchased the Company's securities, against the Company and former officers Arjun Valluri, Nicholas Visco, Edward Carr and David Distel ("Defendants") in the United States District Court, District of New Jersey ("District of New Jersey"). In August 2005, the District of New Jersey consolidated the six class actions (the "Shareholder Class Action") and appointed a lead plaintiff. Plaintiffs subsequently dropped Mr. Distel and Mr. Carr from the Shareholder Class Action, failing to name either of them as a defendant in the amended consolidated complaint filed on or about October 10, 2005. The Shareholder Class Action generally alleges violations of federal securities laws, including allegations that the Defendants made materially false and misleading statements regarding the Company's financial condition and that the Defendants materially overstated financial results by engaging in improper accounting practices. The Class Period alleged is May 1, 2001 through September 24, 2004. The Shareholder Class Action generally seeks relief in the form of unspecified compensatory damages and reasonable costs, expenses and legal fees. The Defendants filed a Motion to Dismiss on or about November 30, 2005. Thereafter in about February 2006, the lead plaintiff filed its second consolidated amended complaint. On or about March 27, 2006, the Defendants filed a motion to dismiss the second amended complaint.

There is no other litigation pending to which the Company is a party or to which any of its property is subject which would have a material impact on the Company's consolidated financial condition, results of operations or cash flows in the event the Company was unsuccessful in such litigation.

Item 4. Submission of Matters to a Vote of Security Holders.

The Company held its annual meeting on December 27, 2005 ("2005 Annual Meeting") at which the matters described herein were submitted to a vote of the security holders.

At the 2005 Annual Meeting, the Company submitted a proposal to elect Vikram Gulati, Ravi Adusumalli, Ajit Isaac, Srini Raju, Sandeep Reddy, Alick Wilson, and Andrew Yan to serve as directors until the next annual meeting of shareholders and until their respective successors have been duly elected and qualified. The votes cast for or withheld for each nominee were as follows:

Nominee:	Votes For:	Votes Withheld:
Vikram Gulati	29,984,638 Shares	41,452 Shares
Ravi Adusumalli	29,957,231 Shares	68,859 Shares
Ajit Isaac	29,995,885 Shares	30,205 Shares
Srini Raju	29,995,745 Shares	30,345 Shares
Sandeep Reddy	29,957,371 Shares	68,719 Shares
Alick Wilson	29,984,663 Shares	41,427 Shares
Andrew Yan	29,984,663 Shares	41,427 Shares

At the 2005 Annual Meeting, the Company submitted a proposal to ratify the appointment of J.H. Cohn LLP as the Company's independent auditors for the year ended December 31, 2005. The votes cast for, against or abstaining from, and the broker non-votes were as follows:

No. of Shares Voted For:	No. of Shares Voted Against:	No. of Abstentions:	No. of Broker Non-vote:
30,000,800	19,890	5,400	0

At the 2005 Annual Meeting, the Company submitted a proposal to approve the amendment of the Certificate of Incorporation to increase the number of authorized shares of common stock to fifty million (50,000,000). The votes cast for, against or abstaining from, and the broker non-votes were as follows:

No. of Shares Voted For:	No. of Shares Voted Against:	No. of Abstentions:	No. of Broker Non-vote:
29,904,193	118,060	3,837	0

At the 2005 Annual Meeting, the Company submitted a proposal to adopt the Second Amendment to the 2004 Equity Incentive Award Plan. The votes cast for, against or abstaining from, and the broker non-votes were as follows:

No. of Shares Voted For:	No. of Shares Voted Against:	No. of Abstentions:	No. of Broker Non-vote:
19,531,961	120,949	7,237	10,365,943

PART II

Item 5. Market for the Registrant's Common Equity and Related Shareholder Matters

The Company's Common Stock is currently being quoted under the symbol "ITIG" on the Pink Sheet Electronic Quotation Service ("Pink Sheets") maintained by Pink Sheets LLC. Prior to October 21, 2004, the Common Stock was quoted on the Nasdaq Stock Market (the "NASDAQ") under the symbol "ITIG."

The following table sets forth, for each of the periods indicated, the high and low sale prices per share of Common Stock as quoted on the NASDAQ. The prices shown represent quotations among securities dealers, do not include retail markups, markdowns or commissions and may not represent actual transactions.

Quarter Ended	High	Low
March 31, 2004	$10.56	$5.25
June 30, 2004	$ 9.00	$3.13
September 30, 2004	$ 5.35	$1.05
December 31, 2004	$ 1.88	$0.85
March 31, 2005	$ 1.30	$1.13
June 30, 2005	$ 1.49	$1.10
September 30, 2005	$ 2.62	$1.47
December 31, 2005	$ 2.13	$1.30

As of March 24, 2006, the approximate number of holders of record of the Common Stock was 73 and the approximate number of beneficial holders of the Common Stock was 2,870.

The Company has never declared or paid any dividends on its capital stock. The Company intends to retain any earnings to fund future growth and the operation of its business, and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

The following table summarizes securities authorized for issuance under the Company's equity compensation plans as of December 31, 2005.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
2004 Equity Incentive Award Plan	3,247,000	$1.70	584,941
1996 Stock Option Plan	693,969	$5.24	—
1996 Non-Employee Director Stock Option Plan	20,000	$1.62	90,000
Equity compensation plans not approved by security holders	40,000	$2.06	65,000
Total	4,000,969	$2.32	739,941

Item 6. Selected Financial Data

You should read the selected financial data presented below, in conjunction with the Company's consolidated financial statements, the notes to those consolidated financial statements and the management's discussion and analysis of financial condition and results of operations section appearing elsewhere in this report on Form 10-K.

The consolidated statement of operations data for the years ended December 31, 2005, 2004, and 2003 and the consolidated balance sheet data as of December 31, 2005, 2004, and 2003 have been derived from the Company's audited consolidated financial statements, which are included in Item 15, and should be read in conjunction with those consolidated financial statements (including notes thereto). The selected financial data as of December 31, 2002 and for the year ended December 31, 2002 have been derived from audited consolidated financial statements not included herein, but which were previously filed with the Securities and Exchange Commission, or SEC. The consolidated statement of operations data for the year ended

December 31, 2001 and the consolidated balance sheet data as of December 31, 2001 have been derived from the Company's unaudited consolidated financial statements not included herein, but which were previously filed with the SEC. The Company's historical results are not necessarily indicative of the operating results to be realized in the future.

On April 2, 2003, the Company consummated the Sale, effective as of March 1, 2003, of its Asia-Pacific group of subsidiary companies, operating in Australia, New Zealand, Singapore, Hong Kong and Indonesia (together, the "Former Subsidiaries"), to Soltius Global Solutions PTE Ltd., a Singapore corporation. Accordingly, the consolidated statement of operations data and the balance sheet data have been reclassified to reflect the Sale of the Former Subsidiaries as discontinued operations for all periods presented.

	As of December 31,				
	2005	2004	2003	2002	2001 (unaudited)
	(in thousands, except per share data)				
Balance Sheet Data:					
Cash and cash equivalents	$ 5,305	$ 6,239	$ 1,872	$ 1,163	$ 1,620
Working capital	11,302	19,991	4,146	2,793	2,126
Total assets	43,786	48,171	41,438	38,708	34,965
Line of credit and current portion of obligations under capital leases	3,684	2,778	8,817	6,681	4,775
Long-term debt and obligations under capital leases, net of current portion	350	45	256	—	315
Shareholders' equity	17,890	24,647	9,053	8,794	10,360

	For the Years Ended December 31,				
	2005	2004	2003	2002	2001 (unaudited)
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenue	$125,326	$128,903	$117,142	$101,105	$100,541
Cost of revenue	92,304	91,818	83,387	71,119	70,315
Gross profit	33,022	37,085	33,755	29,986	30,226
Selling, general and administrative expenses	37,705	34,741	29,036	25,935	41,108
Depreciation and amortization	2,260	2,475	2,661	2,736	3,661
Proxy contest charges	—	—	711	1,823	—
Total operating expenses	39,965	37,216	32,408	30,494	44,769
Operating income (loss)	(6,943)	(131)	1,347	(508)	(14,543)
Interest income	147	36	83	31	527
Interest expense	(318)	(472)	(453)	(392)	(686)
Other income (expense)	283	59	(907)	368	(375)
Income (loss) from continuing operations before provision for (benefit of) income taxes	(6,831)	(508)	70	(501)	(15,077)
Provision for (benefit of) income taxes	(240)	358	186	(106)	845
Loss from continuing operations	(6,591)	(866)	(116)	(395)	(15,922)
Loss from discontinued operations	—	—	(925)	(991)	(244)
Net loss	$ (6,591)	$ (866)	$ (1,041)	$ (1,386)	$(16,166)
Loss per share:					
Basic and diluted loss per share					
Loss from continuing operations	$ (0.19)	$ (0.04)	$ —	$ (0.02)	$ (0.96)
Loss from discontinued operations	—	—	(0.06)	(0.06)	(0.01)
Net loss per share	$ (0.19)	$ (0.04)	$ (0.06)	$ (0.08)	$ (0.97)
Weighted average number of common shares outstanding - basic and diluted	35,103	22,790	16,697	16,630	16,630

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

In this Section, the Company will discuss the following: (1) key factors in evaluating the Company's financial performance; (2) management's discussion of its internal control over financial reporting; (3) application of critical accounting policies, which explains the accounting policies necessary to understand how the Company records its financial information; (4) results of operations—consolidated, in which the Company's consolidated results are compared year to year to recognize trends; (5) results of operations by business segment, which allows the Company to compare the results of its different business units; (6) liquidity and capital resources; (7) costs related to SeraNova, (8) contractual obligations and other commercial commitments; and (9) recently issued accounting standards.

Key Factors in Evaluating the Company's Financial Performance

Management believes the following factors should be considered when evaluating the Company's reported financial information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Revenue

The majority of the Company's revenue is derived from professional services rendered to customers. Revenue is typically recognized as services are performed. The Company's services range from providing customers with a single consultant to multi-personnel full-scale projects. Although the Company has contracts with many of its customers to provide its services, in general, such contracts are terminable upon relatively short notice, typically not more than 30 days. There can be no assurance that the Company's customers will continue to enter into contracts with the Company or that existing contracts will not be terminated. The Company provides its services either directly to end-user organizations, or as a member of a consulting team assembled by another IT consulting firm. Where contractual provisions permit, customers also are billed for reimbursement of expenses incurred by the Company on the customers' behalf.

Fixed Price Projects

The Company has provided services on certain projects in which it, at the request of the clients, offers a fixed price for its services. For the years ended December 31, 2005, 2004 and 2003, revenue derived from projects under fixed price contracts represented approximately 43%, 43% and 35%, respectively, of the Company's total revenue. No single fixed price project was material to the Company's business during 2005, 2004 or 2003. The Company believes that, as it pursues its strategy of providing application management services to customers, it will continue to offer fixed price projects. The Company believes that there are certain risks related to fixed price arrangements and thus prices such arrangements to reflect the associated risk. There can be no assurance that the Company will be able to complete such projects within the fixed price timeframes. The failure to perform within such fixed price contracts, if entered into, could have a material adverse effect on the Company's business, financial condition and results of operations.

Customer Concentration

The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and projects. For the years ended December 31, 2005, 2004 and 2003, the Company's ten largest customers accounted for in the aggregate approximately 49%, 45% and 46% of its revenue, respectively. During 2005, one customer, various businesses of the General Electric Company, accounted for more than 10% of revenue. During 2004 and 2003, no single customer accounted for 10% or more of revenue. For the years ended December 31, 2005, 2004 and 2003, 12%, 22% and 25%, respectively, of the Company's revenue was generated by providing supplemental resources directly to the end-customer or as part of a consulting team assembled by another IT consulting firm. There can be no assurance that such IT consulting firms will continue to engage the Company in the future at current levels of retention, if at all.

Software Partners

For the years ended December 31, 2005, 2004 and 2003, the Company derived the following percentages of total revenue from projects in which the Company implemented, extended, maintained, managed or supported software developed by SAP, PeopleSoft, Oracle and other e-Business application providers:

	Percentage of Revenue		
	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
SAP	70%	68%	68%
PeopleSoft	21%	25%	25%
Oracle	3%	2%	4%
e-Business	5%	3%	1%

Markets

The Company currently serves the United States market with its headquarters in Edison (New Jersey), and branch offices in Atlanta (Georgia), Warrenville (Illinois), Pleasanton (California), San Jose (California), and Los Angeles (California). The Company also maintains local offices to serve the markets in India, the United Kingdom, Denmark and Japan. The Company leases its headquarters in Edison, New Jersey. Such lease has an initial term of ten (10) years, which commenced in September 1998.

Expenses

The Company's most significant cost is project personnel expenses, which consist of consultant salaries, benefits and payroll-related expenses. Thus, the Company's financial performance is based primarily upon billing margin (billable hourly rate less the cost to the Company of a consultant on an hourly basis) and personnel utilization rates (billable hours divided by paid hours).

Special Charges and Non-recurring Items

Proxy Contest. Between the second quarter 2002 and third quarter of 2003, the Company incurred charges related to the proxy contest launched by Ashok Pandey to take control of the Company's board of directors ("Proxy Contest"). On August 7, 2003, the Company and Mr. Pandey executed a Settlement Agreement ("Settlement Agreement") resolving, among other things, certain litigation matters relating to the Proxy Contest. As part of the Settlement Agreement the Company agreed to pay to Mr. Pandey an aggregate amount of $750,000 in three equal installments over two years, commencing October 2003. The Company also incurred material costs related to defending the Company in the Proxy Contest. In connection with the Private Placement Transaction completed on September 30, 2004, the payment obligations under the Settlement Agreement were accelerated. The Company made payments of $250,000 each to Mr. Pandey on January 17, 2005 and February 21, 2005. Since the Proxy Contest has been successfully resolved, the Company does not anticipate incurring material costs related to the Proxy Contest going forward.

Discontinued Operations. On April 2, 2003, the Company consummated the Sale, effective as of March 1, 2003, of its Former Subsidiaries, to Soltius. As consideration, the Company received a 5% minority shareholding in Soltius and a $0.7 million note to be paid by Soltius to the Company over a period of 12 months. As of January 2005, all payments have been made. The Consolidated Financial Statements for 2003 and 2002 of the Company have been reclassified to reflect the Sale of the Former Subsidiaries to Soltius as discontinued operations. Accordingly, the assets, liabilities, results of operations and cash flows of the Former Subsidiaries prior to the Sale have been segregated in the consolidated balance sheets, consolidated statements of operations and consolidated statements of cash flows and have been reported as discontinued operations.

Management's Discussion of Its Internal Control Over Financial Reporting

As of June 30, 2004, the aggregate market value of the Company's common stock held by non-affiliates exceeded $75 million, and as a result the Company became an "accelerated filer" (as defined in Exchange Act Rule 12b-2) as of December 31, 2004. As such, the Company was required by Section 404 of the

Sarbanes-Oxley Act of 2002 to report on its assessment of its internal control over financial reporting in Item 9A of its annual report on Form 10-K for the year ended December 31, 2004. In that report, management disclosed a number of material weaknesses that existed as of December 31, 2004. The Public Company Accounting Oversight Board's ("PCAOB") Auditing Standard No. 2 defines a material weakness as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In its report on 10-K for the year ended December 31, 2004 the Company also reported on the remediation efforts undertaken by management with respect to the identified material weaknesses and the status of the remediation. As of June 30, 2005, the aggregate market value of the Company's Common Stock held by non-affiliates was under $50 million, and as a result the Company was not considered an accelerated filer as of December 31, 2005. Accordingly, the Company is not required to include an assessment of its internal control over financial reporting as of December 31, 2005 pursuant to Section 404 in Item 9A of this Report. However, the following is an updated discussion of the remediation efforts that management has undertaken to remediate the material weakness identified as of December 31, 2004:

- Weaknesses Related to Accounting and Finance Personnel—The Company disclosed weaknesses as of December 31, 2004 related to lack of resources and lack of adequately trained resources with the appropriate level of accounting knowledge, experience and training in the application of accounting principles generally accepted in the United States of America to perform the accounting and financial reporting functions and inadequate oversight of such resources. To remediate these weaknesses, the Company established global centers of excellence for each of the process areas of Finance and hired necessary personnel with historical knowledge related to the Company's business process, which have appropriate level of accounting knowledge, experience and training in the application of accounting principles generally accepted in the United States of America. The Company also established review procedures for each of the tasks handled by these personnel. The Company documented its processes and cross-trained its finance resources to improve its ability to retain and transfer knowledge in the event of personnel turnover within the finance function.

- Weaknesses Related to Accounting Policies and Procedures—The Company disclosed weaknesses as of December 31, 2004 related to inadequate documentation regarding the appropriate application of accounting principles generally accepted in the United States of America, as well as inadequate documentation regarding the Company's accounting policies and procedures and the application of those policies and procedures. To remediate these weaknesses, the Company established complete documentation regarding the appropriate application of accounting principles generally accepted in the United States of America, as well as documentation regarding the Company's accounting policies and procedures and the application of those policies and procedures.

- Weaknesses Related to Implementation of ERP System—The Company disclosed weaknesses as of December 31, 2004 related to its failure to adapt its accounting and business processes to conform to the requirements of the Company's new ERP system and its failure to provide sufficient training of its finance and accounting personnel on the functionalities of the ERP system prior to the Company's April 1, 2004 "go-live" date. To remediate these weaknesses, the Company stabilized its accounting operations on the ERP system and developed significant additional reports that could add value to the management decision-making and also implemented additional modules of the ERP system as part of Phase II implementation.

- Weaknesses related to Closing and Consolidation Procedures—The Company disclosed weaknesses as of December 31, 2004 related to the analysis and reconciliation of certain general ledger accounts. To remediate these deficiencies, management established required control procedures in the process of closing and consolidation. Processes were established to ensure preparation of reconciliations on a monthly basis related to General Ledger accounts including inter-company accounts, foreign currency translation adjustment account, unbilled revenues, deferred revenues, payroll accounting, vacation accrual and fixed assets. These reconciliations were reviewed on a monthly basis prior to monthly closure of financial statements. Finally, adequate controls were established over the consolidation process for the Company's international subsidiaries.

- Weaknesses related to Income Tax Accounting—The Company disclosed weaknesses as of December 31, 2004 in its controls over the determination and reporting of the provision for income taxes and related prepaid income taxes, income taxes payable and deferred income tax asset and liability balances. To remediate these weaknesses, the Company retained a nationally reputed firm to provide taxation-related services on a retainer basis. The Company also established a process and procedure to enable effective internal controls and review of all the tax related accounts.
- Weaknesses relating to Internal Audit System—The Company disclosed weaknesses in its control environment as of December 31, 2004 related to its inadequately staffed, inadequately trained and inexperienced internal audit department. To remediate this weakness, the Company strengthened its internal audit team by creating a global internal assurance function and hired trained and experienced resources in its internal audit department. The Internal Audit team reports directly to the Audit Committee and is supports the management team in its tasks related to internal controls.

Considering the material internal control weaknesses identified as of December 31, 2004, the Company engaged substantial resources to redesign, document, test and remediate its internal control over financial reporting during 2005. In January 2005 the Company re-engaged a nationally-recognized accounting and consulting firm to assist the Company in its efforts to document, test and remediate its internal control over financial reporting in accordance with the framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission ("COSO framework") in preparation for 2005 year-end testing ("404 Initiative"). The Company also strengthened its internal audit team by creating a global internal assurance team and hired appropriate resources to manage the activities related to assurance and work closely with the firm referred to above. The internal assurance team, the nationally-recognized accounting and consulting firm, and the finance team worked during the year under the guidance of the Chief Financial Officer towards design and institutionalizing the processes and procedures for establishment of effective internal controls and remediation of the internal control weaknesses identified during 2004.

Because the Company was no longer an accelerated filer as of December 31, 2005 and because of changes in the implementation rules related to Section 404, the Company was not required by Section 404 to prepare an assessment of its internal control over financial reporting as of December 31, 2005. As a result, the Company did not complete any such assessment in connection with the 404 Initiative and therefore it is possible that additional material weaknesses might have been identified had the Company completed such assessment.

Application of Critical Accounting Policies

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain of the Company's accounting policies require higher degrees of judgment than others in their application. These include revenue recognition and allowance for doubtful accounts, impairments and estimation of useful lives of long-term assets, income tax recognition of current and deferred tax items and accruals for contingencies. In addition, the footnotes to the Consolidated Financial Statements include further discussion of the Company's significant accounting policies.

Revenue Recognition and Allowance for Doubtful Accounts

The Company generates revenue from professional services rendered to customers. The majority of the Company's revenue is generated under time-and-material contracts whereby costs are generally incurred in proportion with contracted billing schedules and revenue is recognized as services are performed, with the corresponding cost of providing those services reflected as cost of revenue. The majority of customers are billed on an hourly or daily basis whereby actual time is charged directly to the customer. Such method is expected to result in reasonably consistent profit margins over the contract term.

The Company also derives a portion of its revenue from fixed-price, fixed-time contracts. Revenue generated from most fixed-price contracts, including most application management and support contracts, is recognized ratably over the contract term, on a monthly basis in accordance with the terms of the contract. Revenue generated from certain other fixed-price contracts is recognized based on the ratio of labor hours incurred to estimated total labor hours. This method is used because reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and milestones set in the contract. The Company's project delivery and business unit finance personnel continually review labor hours incurred and estimated total labor hours, which may result in revisions to the amount of recognized revenue for the contract. If the Company does not accurately estimate the resources required or the scope of work to be performed for a contract or if the Company does not manage the project properly within the planned time period, then a loss may be recognized on the contract. Losses are recorded in the period when they become known.

The Company occasionally derives revenue from projects involving multiple revenue-generating activities. Accordingly, the revenue from such projects is accounted for in accordance with the Emerging Issues Task Force of the Financial Accounting Standards Board ("FASB") Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." If a contract involves the provision of multiple service elements, total estimated contract revenue is allocated to each element based on the relative fair value of each element. The amount of revenue allocated to each element is limited to the amount that is not contingent upon the delivery of another element in the future. Revenue for each element is then recognized as described above depending upon whether the contract is a time-and-materials contract or a fixed-price, fixed-time contract.

Any estimation process, including that used in preparing contract accounting models, involves inherent risk. We reduce the inherent risk relating to revenue and cost estimates in percentage-of-completion models through approval and monitoring processes. Risks relating to service delivery, usage, productivity and other factors are considered in the estimation process.

Unbilled services at December 31, 2005 and 2004 represent services provided through December 31, 2005 and 2004, respectively, which are billed subsequent to year-end. All such amounts are anticipated to be realized in the following year.

The Company recognizes revenue for services where collection from the client is reasonably assured. The Company establishes billing terms at the time project deliverables are agreed. The Company continually monitors timely payments from customers and assesses collection issues. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The Company bases its estimates on historical collection and write-off experience, current trends, credit policy, detailed analysis of specific client situations and percentage of accounts receivable by aging category.

Recoverability of Long-Term Assets

The Company reviews the carrying value of long-lived assets on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. If such circumstances exist, the Company evaluates the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and comparing that value to the carrying value of the assets. If the carrying value of the asset is greater than the estimated future cash flows, the asset is written down to its estimated fair value.

Accounting for Income Taxes

The Company records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax carrying amount, and operating loss and tax credit carry forwards. The Company's consolidated financial statements contain certain deferred tax assets which have arisen primarily as a result of operating losses incurred since 1999, as well as other temporary differences between book and tax accounting. FASB Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized in the future. Management considered the recent historical operating losses and the inherent uncertainty in the extent and timing of future profitability in determining the appropriate valuation allowance. Based upon this assessment, the Company recorded approximately $18.6 million of valuation allowance against gross deferred tax assets of $19.9 million through December 31, 2005. The decision to record the valuation allowance required significant judgment including estimating the various factors impacting future taxable income. Had the Company not recorded this allowance, the Company would have reported materially different results. If the realization of all deferred tax assets in the future is considered more likely than not, a decrease in the valuation allowance would be made resulting in an increase to the net carrying value of deferred tax assets and increase net income in the period of such determination by approximately $18.6 million. The amount of the deferred tax asset considered realizable is based on significant estimates, and it is at least reasonably possible that changes in these estimates in the near term could materially affect the Company's financial condition and results of operations. The Company's effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to federal, state or foreign tax laws, future expansion into areas with varying country, state, and local income tax rates and deductibility of certain costs and expenses by jurisdiction.

In July 2005, the FASB issued an Exposure Draft of a proposed Interpretation ("Interpretation") "Accounting for Uncertain Tax Positions—an interpretation of FASB Statement No. 109." On January 11, 2006, the FASB and its staff met to resume re-deliberations of the pending Interpretation. Under the proposed Interpretation taking into account the re-deliberations, a company would recognize in its financial statements its best estimate of the benefit of a tax position, only if the tax position is considered more likely than not of being sustained on audit based solely on the technical merits of the tax position. The proposed Interpretation would be effective as of the end of the first fiscal year ending after December 15, 2006, with a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. The proposed Interpretation would apply to all tax positions and only benefits from tax positions that meet the more likely than not recognition threshold at or after the effective date would be recognized. The future issuance of the proposed Interpretation could have a material effect on the Company's accounting for income taxes, but, in light of the proposed nature of the pending Interpretation, the Company cannot provide a meaningful estimate of the impact of this proposed guidance at this time. Nevertheless, there is risk that the final Interpretation could result in a cumulative effect charge to earnings upon adoption, increases in future effective tax rates, and/or increases in future inter-period effective tax rate volatility.

Under U.S. tax law, the utilization of the deferred tax asset related to the NOL carry forward is subject to an annual limitation if there is a more than 50 percentage point change in shareholder ownership. The Company incurred such a change in ownership as defined under Internal Revenue Code ("IRC") Section 382 for U.S. federal income tax purposes in September 2004. As a result, the Company is subject to limitations on future usage of its previously incurred tax attributes and has written down its NOL carryforward in 2004. This limitation and related write-down of the NOL did not have an income statement impact in 2004 as the Company had previously established a full valuation allowance against the net deferred tax balances, which was subsequently removed in conjunction with the write-down. Management is currently reviewing the impact of the limitation triggered during 2004 on other current and deferred tax assets and liabilities and the finalization of this assessment could result in adjustments to these accounts.

Contingent Liabilities

The Company has certain contingent liabilities that arise in the ordinary course of business. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. The Company is subject to various pending or threatened legal matters which have arisen in the ordinary course of business. The ultimate outcome of these items is uncertain and the potential loss, if any, may be significantly higher or lower than amounts previously accrued by the Company.

Principles of Consolidation and Use of Estimates

The consolidated financial statements included in Item 15 include the accounts of Intelligroup, Inc. and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Results of Operations—Consolidated

The following table sets forth for the periods indicated certain financial data expressed as a percentage of total revenue, for continuing operations:

	Percentage of Revenue Year Ended December 31,		
	2005	2004	2003
Revenue	100.0%	100.0%	100.0%
Cost of revenue	73.6	71.2	71.2
Gross profit	26.4	28.8	28.8
Selling, general and administrative expenses	30.1	27.0	24.7
Depreciation and amortization expense	1.8	1.9	2.3
Proxy contest charges	—	—	0.7
Total operating expenses	31.9	28.9	27.7
Operating income (loss)	(5.5)	(0.1)	1.1
Interest income	0.1	—	0.1
Interest expense	(0.2)	(0.4)	(0.4)
Other income (expense)	0.2	0.1	(0.7)
Income (loss) from continuing operations before income tax provision (benefit)	(5.4)	(0.4)	0.1
Income tax provision (benefit)	(0.2)	0.3	0.2
Loss from continuing operations	(5.2)	(0.7)	(0.1)
Loss from discontinued operations	—	—	(0.8)
Net loss	(5.2)%	(0.7)%	(0.9)%

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following discussion compares the consolidated results of continuing operations for the year ended December 31, 2005 to the year ended December 31, 2004.

Revenue. Total revenue decreased by 2.8%, or $3.6 million, from $128.9 million in 2004 to $125.3 million in 2005. The decrease was attributable primarily to a decrease in revenue generated in the United States (a decrease of $8.7 million), and Japan (a decrease of $1.2 million) offset primarily by India (an increase of $6.2 million), while Europe remained relatively constant. In 2005, the decrease in US revenue was attributable to the completion of two large contracts during 2004, and the decrease in Japan revenue was attributable to the completion of one large contract during early 2005. India revenue generated by the US-based customers have increased by 34% from $15.0 million in 2004 to $20.2 million in 2005.

Cost of revenue and gross profit. The Company's cost of revenue consists primarily of the salaries paid to the consultants and related employee benefits and payroll taxes for such consultants. The Company's cost of revenue increased by 0.5%, or $0.5 million, from $91.8 million in 2004, to $92.3 million in 2005. The Company's gross profit decreased by 10.9%, or $4.1 million, from $37.1 million in 2004, to $33.0 million in 2005. As a percentage, gross margin decreased from 28.8% in 2004 to 26.4% in 2005, primarily due to increased compensation costs for its technical professionals. The Company expects further pressure on its gross margin from the pricing pressures associated with increased competition for new projects and the increasing compensation costs for its consultants.

Selling, general and administrative expenses. Selling, general and administrative expenses primarily consist of salaries, and related benefits costs for sales and general administrative personnel, occupancy costs, compensation costs, travel and entertainment and professional fees. Selling, general and administrative expenses increased by 8.5%, or $3.0 million, to $37.7 million in 2005, from $34.7 million in 2004, and increased as a percentage of revenue to 30.1% from 27.0%, respectively. The increase in selling, general and administrative expenses was related primarily to the professional fees incurred in connection with restating prior periods' consolidated financial statements, professional fees associated with Sarbanes-Oxley compliance, and legal fees incurred in 2005. The Company expects professional fees associated with Sarbanes-Oxley compliance to decrease in 2006.

Income tax provision. Based on pretax losses of $6.8 million in 2005 and pretax losses of $508,000 in 2004, a benefit for income taxes of ($240,000) and a provision for income taxes of $358,000 were required in 2005 and 2004, respectively. The benefit for income taxes in 2005 was due mainly to the Company's recognition of deferred tax assets not offset by valuation allowances in its India and Japan operations, while the provision for income taxes in 2004 was due to taxable income in certain jurisdictions combined with a valuation allowance offsetting other loss benefits in other jurisdictions. The Company's net deferred tax assets as of December 31, 2005 related primarily to its Indian and Japanese operations. Based on various positive evidence, including historical profitability, management believes it is more likely than not that the Indian and Japanese operations' deferred tax assets of $427,000 and $284,000, respectively, will be realized in the future and therefore, no valuation allowance has been established against these net deferred tax assets for the year ended December 31, 2005.

In 1996, the Company elected a five year tax holiday in India, in accordance with a local tax incentive program whereby no income tax would be due in such period. Such tax holiday was extended an additional five years in 1999. Effective April 1, 2000 pursuant to changes introduced by the Indian Finance Act, 2000, the tax holiday previously granted is no longer available and has been replaced in the form of a tax deduction incentive on export revenue. Effective April 1, 2002, the tax deduction incentive for income from the export of software and related services is restricted to 90% of such income. Further, domestic revenue from software and related services is taxable in India. Effective April 1, 2003, the 90% tax deduction incentive restriction was repealed and the tax incentive is again available for the entire amount of income from the export of software and related services. For 2005 and 2004, the tax holiday favorably impacted the Company's effective tax rate.

The tax holiday in India expires in March 2006. As a result, the Company's effective tax rate will increase in 2006.

The Company's India subsidiary has received tax assessments dated February 12, 2002, July 23, 2002, August 22, 2003, September 10, 2004 and March 29, 2005 from the India taxing authority denying tax exemptions claimed for certain revenue earned and disallowing certain expenses claimed during the India subsidiary's fiscal years ended March 31, 1998 through March 31, 2002. The revised tax assessments were for 14.6 million, 9.5 million, 2.8 million, 5.6 million and 15.0 million Indian rupees, respectively, or approximately $1.0 million in total. An additional assessment for tax penalties and interest for the fiscal year ended March 31, 2001 of 1.7 million Indian rupees, or approximately $38,000, was also received. The Company has made payments of approximately $1.1 million (consisting of $0.8 million for taxes paid under protest, $38,000 for tax penalties and interest and $0.2 million for other tax adjustments not in dispute) to the India tax authority. The Company's resulting overpayment has been refunded.

The Company is currently appealing the tax assessments received by the Company's India Subsidiary denying tax exemptions claimed during each of the fiscal years ended March 31, 1999 through March 31, 2002. In the event the Company's appeal is not successful, a future cash outlay of approximately $57,000 would be required. The Company has reserved $57,000, the full amount claimed, against this potential liability. In the event the Company is successful, an amount up to approximately $0.8 million could be refunded to the Company.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following discussion compares the consolidated results of continuing operations for the year ended December 31, 2004 to the year ended December 31, 2003.

Revenue. Total revenue increased by 10.1%, or $11.8 million, from $117.1 million in 2003 to $128.9 million in 2004. The increase was attributable primarily to growth in revenue generated in the United States (an increase of $4.7 million), India (an increase of $5.8 million), Japan (an increase of $1.1 million) and Europe (an increase of $0.2 million). In 2004, the increase in revenue was attributable to higher demand for the Company's services in the United States and in India, and the awarding of several new recurring contracts in Japan.

Cost of revenue and gross profit. The Company's cost of revenue increased by 10%, or $8.4 million, from $83.4 million in 2003, to $91.8 million in 2004 resulting primarily due to higher compensation costs resulting from the increase in the number of its technical professionals. The increased number of technical professionals is a direct result of stronger demand for services. The Company expects the trend in billable headcount to continue. The Company's gross profit increased by 9.9%, or $3.3 million, from $33.8 million in 2003, to $37.1 million in 2004. As a percentage, gross margin remained constant at 28.8% for both 2004 and 2003.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by 19.7% or $5.7 million to $34.7 million in 2004, from $29.0 million in 2003, and increased as a percentage of revenue to 27.0% from 24.7%, respectively. The increase in selling, general and administrative expenses was related primarily to the costs associated with executive turnover and terminating the related executive employment agreements, and the professional fees incurred in connection with restating prior periods' consolidated financial statements.

Proxy Contest Charges. The Company did not record any Proxy Contest related charges in 2004 as compared with $0.7 million in Proxy Contest related charges in 2003. Since the second quarter 2002 and through the third quarter of 2003, the Company incurred charges related to the Proxy Contest launched by Ashok Pandey to take control of the Company's Board of Directors. On August 7, 2003, the Company and Mr. Pandey executed a Settlement Agreement relating to, among other things, certain litigation matters relating the Proxy Contest. As part of the Settlement Agreement the Company agreed to pay to Mr. Pandey an aggregate amount of $750,000 in three equal installments over two years, commencing October 2003. Accordingly, the Company originally recorded a $750,000 provision for such liability in the consolidated statement of operations for 2003. As a result of the restatement and re-audit process, the Company has moved the $750,000 charge to when the proxy litigation commenced in 2002. Prior to the Settlement Agreement, the Company incurred related additional litigation expenses of $711,000 during 2003. During 2002, the Company originally recorded approximately $1.1 million in legal fees and other charges related to the Proxy Contest. Since the Proxy Contest has been successfully resolved, the Company does not anticipate incurring material costs related to the Proxy Contest going forward.

Other income (expense). Other income (expense) results primarily from transaction gains or losses associated with changes in foreign currency exchange rates. The Company reported other income of $59,000 in 2004, compared with other expense of $907,000 in 2003. The change primarily results from foreign currency fluctuations.

Income tax provision. Despite pretax losses of $508,000 in 2004 versus pretax income of $70,000 in 2003, a provision for income taxes of $358,000 and $186,000 was required in 2004 and 2003, respectively, due to taxable income in certain jurisdictions combined with a valuation allowance offsetting other loss benefits in other jurisdictions. The Company's net deferred tax asset as of December 31, 2004 related primarily to its Indian operations. Based on its historical profitability, management believes it is more likely than not that the Indian operations deferred tax asset of $684,000 will be realized. In 1996, the Company elected a five year tax holiday in India, in accordance with a local tax incentive program whereby no income tax will be due in such period. Such tax holiday was extended an additional five years in 1999. Effective April 1, 2000 pursuant to changes introduced by the Indian Finance Act, 2000, the tax holiday previously granted is no longer available and has been replaced in the form of a tax deduction incentive. Effective April 1, 2002, the tax deduction incentive for income from the export of software and related services is restricted to 90% of such income. Further, domestic revenue from software and related services is taxable in India. Effective April 1, 2003, the 90% tax deduction incentive restriction was repealed and the tax incentive is again available for the entire amount of income from the export of software and related services. For 2004 and 2003, the tax holiday and tax deduction favorably impacted the Company's effective tax rate.

Loss from discontinued operations. In 2003, losses from discontinued operations, net of taxes (including a loss on disposal of $2.3 million in 2003) were $0.9 million. The losses from discontinued operations in 2003 resulted primarily from operations within Australia, New Zealand and Singapore. The loss on disposal in 2003 resulted primarily from the sale of assets of the discontinued operations as well as legal costs incurred in executing the transaction.

Results of Operations by Business Segment

The Company operates in one industry operating segment, information technology solutions and services.

On April 2, 2003, the Company consummated the sale, effective as of March 1, 2003, of its Asia-Pacific group of subsidiary companies, operating in Australia, New Zealand, Singapore, Hong Kong and Indonesia. The operating results and financial position of the Asia-Pacific group of subsidiary companies are reported as discontinued operations for the year ended December 31, 2003 and prior years. The Company now has four reportable geographic operating segments from continuing operations, which are organized and managed on a geographical basis, as follows:

- United States ("US")—the largest segment of the Company, with operations in the United States & Puerto Rico. Includes the operations of the Company's US subsidiary, Empower, Inc., and all corporate functions and activities. The US and corporate headquarters is located in Edison, New Jersey.
- India— includes the operations of the Company in India, including services provided on behalf of other Company subsidiaries. The Indian headquarters is located in Hyderabad, India.
- Europe—includes the operations of the Company in Denmark, Sweden and the United Kingdom. However, the Company transitioned its operations in Sweden to Denmark as of January 1, 2003. The European headquarters is located in Milton Keynes, United Kingdom.
- Japan—includes the operations of the Company in Japan. The Japanese headquarters is located in Tokyo, Japan.

Each of the geographic segments has a Managing Director, or manager with an equivalent position, who reports directly to the Chief Executive Officer ("CEO"). Currently, the CEO is fulfilling the requirements of this position in the US. The CEO has been identified as the Chief Operating Decision Maker ("CODM") because he has final authority over resource allocation decisions and performance assessment. The CODM regularly receives certain discrete financial information about the geographical operating segments, including primarily revenue and operating income, to evaluate segment performance.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following discussion compares the segment results of continuing operations for the year ended December 31, 2005 to the year ended December 31, 2004.

Revenue. The following table displays revenues by reportable segment (in thousands).

	Year Ended December 31			
	2005		2004	
	Dollars	Percentage of Total	Dollars	Percentage of Total
United States	$ 86,617	69.1%	$ 95,270	73.9%
India	28,206	22.5	22,029	17.1
Europe	7,030	5.6	6,890	5.3
Japan	3,473	2.8	4,714	3.7
Total	$125,326	100.0%	$128,903	100.0%

US revenue decreased by 9.1%, or $8.7 million, from $95.3 million in 2004 to $86.6 million in 2005. The decrease in US revenue was attributable to the completion of two large contracts during 2004.

India revenue increased by 28.0%, or $6.2 million, from $22.0 million in 2004, to $28.2 million in 2005. The increase was attributable primarily to increased demand for services in the United States, as a majority of the total revenue generated in India is derived from providing offshore development and support services to customers sourced through the Company's affiliated entities in other parts of the world, but most predominantly with the United States. India revenues generated by US-based customers have increased by 34% from $15.0 million in 2004 to $20.2 million in 2005.

Europe revenue increased slightly from $6.9 million in 2005 to $7.0 million in 2004.

Japan revenue decreased by 26.3% or $1.2 million, from $4.7 million for 2004, to $3.5 million in 2005. The decrease was primarily attributable to the completion of one large contract during early 2005.

Operating Income (Loss). The following table displays operating income (loss) by reportable segment (in thousands).

	Year Ended December 31	
	2005	2004
United States	$(9,637)	$(4,129)
India	3,526	3,324
Europe	(289)	(183)
Japan	(543)	857
Total	$(6,943)	$ (131)

US operating loss increased by $5.5 million, from $4.1 million in 2004, to $9.6 million in 2005. The increase in operating loss is attributable to decreased revenues and increased professional and legal fees incurred in 2005.

India operating income increased by $0.2 million, from $3.3 million in 2004, to $3.5 million in 2005. The increase was attributable primarily to an increase in demand for offshore services, offset by increased compensation costs and infrastructure costs for new facilities.

Europe operating performance decreased by $0.1 million, from operating loss of $183,000 in 2004, to operating losses of $289,000 in 2005.

Japan operating performance decreased by $1.4 million, from operating income of $857,000 in 2004, to operating loss of $543,000 in 2005. The decrease was attributable primarily to lower revenues resulting from the completion of one large contract during early 2005.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following discussion compares the segment results of continuing operations for the year ended December 31, 2004 to the year ended December 31, 2003.

Revenue. The following table displays revenues by reportable segment (in thousands).

	Year Ended December 31			
	2004		2003	
	Dollars	Percentage of Total	Dollars	Percentage of Total
United States	$ 95,270	73.9%	$ 90,639	77.4%
India	22,029	17.1	16,248	13.9
Europe	6,890	5.3	6,683	5.7
Japan	4,714	3.7	3,572	3.0
Total	$128,903	100.0%	$117,142	100.0%

US revenue increased by 5.1%, or $4.6 million, from $90.6 million in 2003 to $95.3 million in 2004. The revenue growth resulted directly from increased demand for the majority of US services, including traditional consulting service offerings, application management and support services.

India revenue increased by 35.6%, or $5.8 million, from $16.2 million in 2003, to $22.0 million in 2004. The increase was attributable primarily to increased demand for services in the United States, as a majority of the total revenue generated in India is derived from providing offshore development and support services to customers sourced through the Company's affiliated entities in other parts of the world, but most predominantly with the United States.

Europe revenue increased by 3.1%, or $0.2, from $6.7 million in 2003, to $6.9 million in 2004. The increase was due primarily to stronger demand for the Company's consulting services within the local SAP market.

Japan revenue increased by 32% or $1.1 million, from $3.6 million for 2003, to $4.7 million in 2004. The increase was due primarily to stronger demand for the Company's consulting services within the local SAP market.

Operating Income (Loss). The following table displays operating income (loss) by reportable segment (in thousands).

	Year ended december 31	
	2004	2003
United States	$(4,129)	$(1,815)
India	3,324	2,536
Europe	(183)	189
Japan	857	437
Total	$ (131)	$ 1,347

US operating loss increased by $2.3 million, from $1.8 million in 2003, to $4.1 million in 2004. The increase in operating loss is attributable to the cost of exiting certain executive employment agreements and to professional and legal fees incurred in 2004.

India operating income increased by $0.8 million, from $2.5 million in 2003, to $3.3 million in 2004. The increase was attributable primarily to an increase in demand for offshore services.

Europe operating performance decreased by $0.4 million, from operating income of $189,000 in 2003, to operating losses of $183,000 in 2004. The decrease was attributable primarily to increased compensation costs.

Japan operating income increased by $0.4 million, from $437,000 in 2003, to $857,000 in 2004. The increase was attributable primarily to increased demand for SAP consulting services.

Liquidity and Capital Resources

2005 Cash Position and Cash Flows

The Company had cash and cash equivalents of $5.3 million at December 31, 2005 and $6.2 million at December 31, 2004. The Company had working capital of $11.3 million at December 31, 2005 and $20.0 million at December 31, 2004. The decrease in working capital resulted primarily from the net loss of $6.6 million as well as computer software and leasehold improvements acquired in connection with leasing additional facilities in India.

Cash provided by operating activities of continuing operations was $1.1 million for the year ended December 31, 2005, resulting primarily from the net loss of $6.6 million and an increase in other assets of $0.9 million, and a decrease in accrued expenses of $0.9 million, offset by a decrease in accounts receivable of $4.3 million, and a decrease in unbilled services of $0.9 million, an increase in accounts payable of $1.7 million, and an increase in income taxes payable of $0.8 million. The decrease in accounts receivable and unbilled services is attributable to a combination of factors including adoption of new and improved process of billing. Accounts payable increased primarily due to increased professional fees in the US not paid prior to December 31, 2005.

The Company invested $2.4 million in computer equipment, internal-use computer software and office furniture and fixtures and leasehold improvements during the year ended December 31, 2005 and 2004. The increase results primarily from computer software and leasehold improvements incurred in connection with additional facilities in India.

Credit Facility

On May 31, 2000, the Company and the PNC Bank, N.A. (the "Bank") entered into a three-year revolving credit facility (the "credit facility"). In July 2003, the credit facility was extended until May 31, 2006. The credit facility is currently comprised of a revolving line of credit pursuant to which the Company could borrow up to $15.0 million at the Bank's prime rate per annum. The credit facility is collateralized by substantially all of the assets of the Company's United States based operations. The maximum borrowing availability under the line of credit is based upon a percentage of eligible billed and unbilled accounts receivable, as defined.

The Company was in compliance with the loan agreement related to the credit facility as of December 31, 2005.

2006 Private Placement

On March 31, 2006, the Company completed a $10 million private placement transaction whereby SAIF acquired an additional 3,333,333 shares of the Company's common stock and Venture Tech acquired an additional 3,333,334 shares of the Company's common stock, at a share price of $1.50 (the "2006 Private Placement"). The 2006 Private Placement was approved by a special committee of disinterested members of the Board of Directors and generated approximately $9.7 million of proceeds to the Company, net of transaction expenses. Following the 2006 Private Placement, SAIF and Venture Tech own 36% and 26% of the Company's common stock, respectively.

Cash to Fund Operating Activities

The Company relies on the cash generated by operating activities and the financing available under its credit facility to fund ongoing operations. The Company's credit facility with the Bank represents its sole source of external financing for ongoing business operations. The Company's operating plan depends on continued borrowing availability under this credit facility or securing alternate sources of financing. The Company must comply with certain covenants or secure from the Bank waivers of its default on such covenants to maintain its line of credit with the Bank. Given the Company's variable operating performance in the past few years, there can be no assurances that the Company will be able to maintain compliance with its bank covenants or obtain waivers of any defaults.

The Company's credit facility will expire on May 31, 2006. The Company is currently exploring its options of securing an alternate credit facility as well as evaluating alternate sources of financing. The Company believes it will be able to negotiate and enter into an alternate credit facility prior to the expiration of its existing credit facility. However, there can be no assurances that the Company will be able to secure such alternate credit facility. In addition, there can be no assurances that the Company will be able to secure alternate sources of financing to fund its operations or that such financing will be available on terms that are advantageous to the Company.

The Company's 2006 operating plan contains assumptions regarding revenue and expenses. The Company's significant cash requirements for 2006 include operating expenses and capital investments in infrastructure for its India operations amounting to approximately $3.0 million. The achievement of the operating plan depends heavily on the timing of work performed by the Company on existing projects and the ability of the Company to gain and perform work on new projects. Project cancellations, delays in the timing of work performed by the Company on existing projects or the inability of the Company to gain and perform work on new projects, or ability to timely collect cash from its customers could have an adverse impact on the Company's ability to execute its operating plan and maintain adequate cash flow. In the event actual results do not meet the operating plan, management believes it could execute contingency plans to mitigate such effects. Such plans include reductions in capital expenditures and operating costs, and/or seeking additional financing. In addition, the Company may seek additional financing from time to time for general corporate purposes, provided however that the availability of financing may be limited because the Company is not currently listed on a national stock exchange. Assuming that the Company succeeds in obtaining an alternate credit facility and achieving the revenue and expense targets included in the Company's operating plan, management believes that the Company's cash on hand, including the net proceeds from the 2006 Private Placement transaction, and cash generated by operations and borrowings under such a credit facility will be sufficient to fund the Company's current and planned operations through at least December 31, 2006. In the event the Company is unable to secure an alternate credit facility, management believes that the Company's cash on hand, including the net proceeds from the 2006 Private Placement transaction, will be sufficient to fund the Company's current and planned operations through at least December 31, 2006, provided that the Company reduces planned capital expenditures and achieves the revenue and expense targets included in the operating plan.

Costs Related to Seranova

In connection with the Company's July 2000 spin-off of SeraNova, Inc. ("SeraNova") the Company entered into a space sharing agreement with SeraNova, whereby SeraNova would pay the Company's landlord directly for their portion of the rent. Beginning in 2001, SeraNova failed to make required lease payments to the Company's landlord, which the Company was required to make on SeraNova's behalf. SeraNova's financial condition deteriorated culminating in the August 8, 2003 filing for bankruptcy under Chapter 7 of the United States Bankruptcy Code by SeraNova and its parent company. The Company recorded charges related to the lease payments in 2000.

As of December 31, 2005 and 2004, $0.4 million and $0.5 million of the liability remained outstanding, of which $0.3 million and $0.4 million was included in other long-term liabilities. The Company expects to repay this liability through 2008. The remaining liability is included in accrued expenses and other current liabilities.

Contractual Obligations and Other Commercial Commitments

The following tables summarize the Company's contractual obligations and other commercial commitments as of December 31, 2005:

	Payments Due by Period				
Description of Contractual Obligation	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
Revolving Credit Facility	$ 3,427,000	$3,427,000	$ —	$ —	$—
Capital Lease Obligations	711,000	257,000	398,000	56,000	—
Operating Lease Obligations	6,346,000	2,439,000	3,248,000	659,000	—
Total Contractual Obligations	$10,484,000	$6,123,000	$3,646,000	$715,000	$—

The Company uses its $15.0 million revolving credit facility with PNC Bank to fund the working capital needs of the business; therefore, the outstanding borrowings under the credit facility fluctuate accordingly. The credit facility is collateralized by substantially all of the assets of the United States based operations. The maximum borrowing availability under the line of credit is based upon a percentage of eligible billed and unbilled accounts receivable, as defined. As of December 31, 2005, the Company had outstanding borrowings under the credit facility of $3.4 million. As of December 31, 2004, the Company had outstanding borrowings under the credit facility of $2.4 million. The Company estimates undrawn availability under the credit facility to be $8.7 million as of December 31, 2005.

The Company has also entered into various contractual arrangements to obtain certain office space, office equipment and vehicles under capital and operating leases.

Recently Issued Accounting Standards

On December 16, 2004, the FASB published Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R, as amended, are effective beginning as of the next fiscal year after June 15, 2005. Accordingly, the Company will implement the revised standard in the first quarter of fiscal year 2006. Currently, the Company accounts for its share-based payment transactions under the provisions of APB 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of SFAS 123R, which may materially impact the Company's consolidated results of operations in the first quarter of fiscal year 2006 and thereafter. The Company plans to adopt the prospective method, and estimates the unvested portion effect on future periods to be $3.7 million.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transaction" ("SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of SFAS 153 will have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15,

2005. The Company does not expect the adoption of SFAS 154 to have a material effect on its consolidated financial statements.

Item 7a. Quantitative and Qualitative Disclosures About Market Risk

Although the Company cannot accurately determine the precise effect thereof on its operations, it does not believe inflation, currency fluctuations or interest rate changes have historically had a material effect on its revenues or results of operations. Any significant effects of inflation, currency fluctuations and changes in interest rates on the economies of the United States, Asia and Europe could adversely impact the Company's revenues and results of operations in the future. If there is a material adverse change in the relationship between European currencies and/or Asian currencies and the United States Dollar, such change would adversely affect the result of the Company's European and/or Asian operations as reflected in the Company's consolidated financial statements. The Company has not hedged its exposure with respect to this currency risk as on December 31, 2005, but intends to review its exposure on a quarterly basis using a cost-benefit analysis determine whether it should enter into arrangements that mitigate the risk.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data required to be filed pursuant to this Item 8 are included under Item 15 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants On Accounting and Financial Disclosure

Not Applicable.

Item 9a. Controls and Procedures

Disclosure Controls and Procedures

The Company is responsible for maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission's rules and regulations, and that such information is accumulated and communicated to its management, including its chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. In designing and evaluating the Company's disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based upon the application of management's judgment. Based its most recent evaluation, the Company's management has concluded at the reasonable assurance level that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in this annual report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for Form 10-K.

Changes in Internal Controls

Except for the steps taken in the ongoing remediation efforts discussed in "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations—Management's Discussion of its Internal Control Over Financial Reporting," there was no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the quarter ended December 31, 2005.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information relating to the Company's directors, nominees for election as directors and executive officers under the headings "Election of Directors" and "Executive Officers" in the Company's definitive proxy statement for the 2006 Annual Meeting of Shareholders is incorporated herein by reference to such proxy statement.

The Company has adopted a Code of Business Conduct and Ethics. A copy of the Code of Business Conduct and Ethics is posted on the Company's website.

Item 11. Executive Compensation.

The discussion under the heading "Executive Compensation" in the Company's definitive proxy statement for the 2006 Annual Meeting of Shareholders is incorporated herein by reference to such proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Company's definitive proxy statement for the 2006 Annual Meeting of Shareholders is incorporated herein by reference to such proxy statement.

Item 13. Certain Relationships and Related Transactions.

The discussion under the heading "Certain Relationships and Related Transactions" in the Company's definitive proxy statement for the 2006 Annual Meeting of Shareholders is incorporated herein by reference to such proxy statement.

Item 14. Principal Accounting Fees and Services.

The discussion under the heading "Principal Accounting Fees and Services" in the Company's definitive proxy statement for the 2006 Annual Meeting of Shareholders is incorporated herein by reference to such proxy statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) Financial Statements.

Reference is made to the Index to Financial Statements on Page 62.

(2) Financial Statement Schedules.

None.

(3) Exhibits.

Reference is made to the Exhibit Index on Page 54.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2	Agreement and Plan of Merger of the Company and its wholly owned subsidiary Oxford Systems Inc. (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.)
3.1+	Amended and Restated Certificate of Incorporation.
3.2	Amended and Restated Bylaws. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
4.1	Shareholder Protection Rights Agreement dated as of November 6, 1998, between the Company and American Stock Transfer & Trust Company which includes (i) the Form of Rights Certificate and (ii) the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Intelligroup, Inc. (Incorporated by reference to Exhibit No. 4.1 of the Company's Report on Form 8-K dated November 9, 1998, filed with the Securities and Exchange Commission on November 9, 1998.)
4.2	Amendment dated September 29, 2004 to the Shareholder Protection Rights Agreement dated November 6, 2004. (Incorporated by reference to Exhibit No. 4.1 of the Company's Report on Form 8-K dated September 29, 2004, filed with the Securities and Exchange Commission on October 5, 2004.)
10.1*	1996 Stock Plan, as amended, of the Company.
10.2*	1996 Non-Employee Director Stock Option Plan. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
10.3*	Form of Indemnification Agreement entered into by the Company and each of its Directors and officers. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
10.4*	Employment Agreement dated October 1, 1999 between the Company and Nicholas Visco. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.) See Exhibit 10.23.
10.5*	Employee's Invention Assignment and Confidentiality Agreement. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
10.6	Services Provider Agreement by and between Oracle Corporation and the Company dated July 26, 1994. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.) See Exhibit 10.8.
10.7	Agreement by and between the Company and Intelligroup Asia Private Limited ("Intelligroup Asia") relating to operational control of Intelligroup Asia, with related agreements. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-5981) declared effective on September 26, 1996.)
10.8	Amendment No. 1 to Services Provider Agreement by and between Oracle Corporation and the Company dated December 30, 1996. (Incorporated by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.) See Exhibit 10.6.

Exhibit No.	Description of Exhibit
10.9	R/3 National Logo Partner Agreement by and between SAP America, Inc. and the Company dated as of April 29, 1997. (Incorporated by reference to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-29119) declared effective on June 26, 1997.) See Exhibits 10.10, 10.14 and 10.24.
10.10	ASAP Partner Addendum to R/3 National Logo Partner Agreement between SAP America, Inc. and the Company effective July 1, 1997 (amends existing R/3 National Logo Partner Agreement). (Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.) See Exhibits 10.9, 10.14 and 10.24.
10.11	Implementation Partner Agreement between PeopleSoft, Inc. and the Company effective July 15, 1997. (Incorporated by reference to the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997.) See Exhibit 10.13.
10.12	Lease Agreement between Alfieri-Parkway Associates, as Landlord, and Intelligroup, Inc., as Tenant, dated March 17, 1998. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.)
10.13	Fifth Amendment to the Implementation Partner Agreement dated July 15, 1998, between the Company and PeopleSoft, Inc. See Exhibit 10.11.
10.14	Amendment to the National Implementation Partner Agreement dated as of January 1, 1999, between SAP America and the Company. See Exhibits 10.9, 10.10 and 10.24.
10.15	Contribution Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.16	Distribution Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.17	Services Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.18	Space Sharing Agreement by and among Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.19	Tax Sharing Agreement by and between Intelligroup, Inc. and SeraNova, Inc. dated as of January 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999.)
10.20	Amended and Restated Revolving Credit Loan and Security Agreement among the Company, Empower, Inc. and PNC Bank, National Association. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.)
10.21	Amended and Restated Promissory Note by and between the Company and SeraNova, Inc. dated as of May 31, 2000. (Incorporated by reference to the Company's Report on Form 8-K/A filed September 14, 2000.) See Exhibit 10.22.
10.22	Agreement and Waiver with respect to Amended and Restated Promissory Note by and between the Company and SeraNova, Inc. dated as of September 29, 2000. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.) See Exhibit 10.21.

Exhibit No.	Description of Exhibit
10.23*	First Amendment to Employment Agreement between the Company and Nicholas Visco dated November 1, 2000. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.) See Exhibit 10.4.
10.24	mySap.com Partner-Services Addendum effective June 7, 2000 to R/3 National Logo Partner Agreement between SAP America, Inc. and the Company. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.) See Exhibits 10.9, 10.10 and 10.14.
10.25	Service Alliance Master Agreement and Addendums dated May 5, 2000 between PeopleSoft, Inc. and the Company. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000.)
10.26	First Amendment to Loan Documents and Waiver Agreement dated March 27, 2002 between the Company, Empower, Inc. and PNC Bank, National Association. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2001.)
10.27*	Amended and Restated Employment Agreement dated September 20, 2002 between the Company and Nagarjun Valluripalli. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.)
10.28	Second Amendment to Loan Documents and Waiver Agreement dated January 6, 2003 between the Company, Empower, Inc. and PNC Bank, National Association. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.)
10.29	Third Amendment to Loan Documents and Waiver Agreement dated July 31, 2003 between the Company, Empower, Inc. and PNC Bank, National Association. (Incorporated by reference to the Company's Current Report on Form 8-K dated July 31, 2003, filed with the Securities and Exchange Commission on August 5, 2003.)
10.30	Agreement dated August 7, 2003, by and between Intelligroup, Inc. and Ashok Pandey. (Incorporated by reference to the Company's Current Report on Form 8-K dated August 7, 2003, filed with the Securities and Exchange Commission on August 12, 2003.)
10.31*	Employment Agreement dated March 25, 2004 between the Company and Christian Misvaer. (Incorporated by reference to the Company's Annual Report filed on Form 10-K for the year ended December 31, 2003.
10.32	Fourth Amendment to Loan Documents and Waiver Agreement dated October 22, 2003 between the Company, Empower, Inc. and PNC Bank, National Association. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.)
10.33*	Separation Agreement between Nicholas Visco and Intelligroup, Inc. dated November 24, 2003. (Incorporated by reference to the Company's Current Report on Form 8-K dated November 24, 2003, filed with the Securities and Exchange Commission on November 24, 2003.)
10.34	Waiver Agreement dated March 22, 2004 between the Company, Empower, Inc. and PNC Bank, National Association. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.)
10.35*	Employment Agreement effective as of April 5, 2004 between the Company and David J. Distel. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 31, 2004, filed with the Securities and Exchange Commission on April 5, 2004.)

Exhibit No.	Description of Exhibit
10.36*	Separation Agreement between the Company and Ed Carr. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 31, 2004, filed with the Securities and Exchange Commission on April 5, 2004.)
10.37*+	2004 Equity Incentive Award Plan.
10.38	Employment Agreement dated July 26, 2004 between the Company and Douglas Berto. (Incorporated by reference to the Company's Current Report on Form 8-K dated August 23, 2004, filed with the Securities and Exchange Commission on August 23, 2004.)
10.39*	First Amendment to the 2004 Equity Incentive Award Plan. (Incorporated by reference to the Company's Current Report on Form 8-K dated September 29, 2004, filed with the Securities and Exchange Commission on October 5, 2004.)
10.40	Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SB Asia Infrastructure Fund LP and Venture Tech Assets Ltd. (Incorporated by reference to the Company's Current Report on Form 8-K dated September 29, 2004, filed with the Securities and Exchange Commission on October 5, 2004.)
10.41	Fifth Amendment to Loan Documents and Waiver Agreement dated September 29, 2004 between the Company, Empower, Inc. and PNC Bank, National Association. (Incorporated by reference to the Company's Current Report on Form 8-K dated September 29, 2004, filed with the Securities and Exchange Commission on October 5, 2004.)
10.42*	Separation Agreement between the Company and David J. Distel dated October 15, 2004. (Incorporated by reference to the Company's Current Report on Form 8-K dated October 15, 2004, filed with the Securities and Exchange Commission on October 15, 2004.)
10.43*	Separation Agreement between the Company and Douglas Berto dated December 6, 2004. (Incorporated by reference to the Company's Current Report on Form 8-K dated December 6, 2004, filed with the Securities and Exchange Commission on December 10, 2004.)
10.44	Amendment No. 1 to the Common Stock Purchase Agreement dated September 29, 2004. (Incorporated by reference to the Company's Current Report on Form 8-K dated March 25, 2005, filed with the Securities and Exchange Commission on March 25, 2005.)
10.45*	Employment Agreement effective June 1, 2005 between the Company and Madhu Poomalil. (Incorporated by reference to the Company's Current Report on Form 8-K dated June 2, 2005, filed with the Securities and Exchange Commission on June 7, 2005.)
10.46*	Second Amended and Restated Employment Agreement effective June 21, 2005 between the Company and Shirley Spoors. (Incorporated by reference to the Company's Current Report on Form 8-K dated June 21, 2005, filed with the Securities and Exchange Commission on June 27, 2005.)
10.47*	Employment Agreement effective July 1, 2005 between the Company and Ranjit Prithviraj. (Incorporated by reference to the Company's Current Report on Form 8-K dated June 29, 2005, filed with the Securities and Exchange Commission on July 5, 2005.)
10.48*	Separation Agreement dated June 29, 2005 between the Company and Christian Misvaer. (Incorporated by reference to the Company's Current Report on Form 8-K dated June 29, 2005, filed with the Securities and Exchange Commission on July 5, 2005.)
10.49*	Independent Contractor Agreement dated July 1, 2005 between the Company and Pontus, Inc. (Incorporated by reference to the Company's Current Report on Form 8-K dated June 29, 2005, filed with the Securities and Exchange Commission on July 5, 2005.)

Exhibit No.	Description of Exhibit
10.50*	Employment Agreement effective June 30, 2005 between the Company and Vikram Gulati. (Incorporated by reference to the Company's Current Report on Form 8-K dated June 30, 2005, filed with the Securities and Exchange Commission on July 7, 2005.)
10.51*	Sixth Amendment to Loan Documents and Waiver Agreement dated September 30, 2005 between the Company, Empower, Inc. and PNC Bank, National Association. (Incorporated by reference to the Company's Current Report on Form 8-K dated September 30, 2005, filed with the Securities and Exchange Commission on October 6, 2005.)
10.52+	Second Amendment to the 2004 Equity Incentive Award Plan.
14	Code of Business Conduct and Ethics. (Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2003.)
21+	Subsidiaries of the Registrant.
16.1	Letter dated August 11, 2004 to the Securities and Exchange Commission from Deloitte & Touche LLP. (Incorporated by reference to the Company's Current Report on Form 8-K dated August 5, 2004, filed with the Securities and Exchange Commission on August 11, 2004.)
16.2	Letter dated November 1, 2004 to the Securities and Exchange Commission from Deloitte & Touche LLP. (Incorporated by reference to the Company's Current Report on Form 8-K dated October 26, 2004, filed with the Securities and Exchange Commission on November 1, 2004.)
23+	Consent of J.H. Cohn LLP.
31.1+	Certifications of Chief Executive Officer Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 301 of the Sarbanes-Oxley Act of 2002
31.2+	Certifications of Chief Financial Officer Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 301 of the Sarbanes-Oxley Act of 2002
32.1+	Certifications of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2+	Certifications of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(c) of Form 10-K.

\+ Filed herewith. All other exhibits previously filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 31st day of March 2006.

INTELLIGROUP, INC.

By: /s/

Vikram Gulati
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ Vikram Gulati Vikram Gulati	Chief Executive Officer and Director	March 31, 2006
/s/ Madhu Poomalil Madhu Poomalil	Chief Financial Officer	March 31, 2006
/s/ Ravi Adusumalli Ravi Adusumalli	Director	March 31, 2006
/s/ Ajit Isaac Ajit Isaac	Director	March 31, 2006
/s/ Srinivasa Raju Srinivasa Raju	Director	March 31, 2006
/s/ Sandeep Reddy Sandeep Reddy	Director	March 31, 2006
Alexander Graham Wilson	Director	March 31, 2006
/s/ Andrew Yan Andrew Yan	Director	March 31, 2006

INTELLIGROUP, INC.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Intelligroup, Inc.

We have audited the accompanying consolidated balance sheets of Intelligroup, Inc. and Subsidiaries (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and their consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in United States of America.

As discussed in Note 9, the Company may be exposed to a significant potential tax liability.

/s/ J.H. Cohn LLP

Roseland, New Jersey
February 24, 2006, except for Note 15,
as to which the date is March 31, 2006

INTELLIGROUP, INC.

Consolidated Balance Sheets
December 31, 2005 and 2004
(in thousands except par value)

	December 31, 2005	December 31, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 5,305	$ 6,239
Accounts receivable, less allowance for doubtful accounts of $1,329 and $1,627 at December 31, 2005 and 2004, respectively	18,533	23,136
Unbilled services	9,475	10,482
Prepaid expenses and other current assets	3,285	3,218
Total current assets	36,598	43,075
Property and equipment, net	4,098	3,485
Deferred tax and other assets	3,090	1,611
Total assets	$ 43,786	$ 48,171
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Line of credit	$ 3,427	$ 2,356
Accounts payable	5,044	3,424
Accrued payroll and related taxes	10,690	10,635
Accrued expenses and other current liabilities	4,076	5,074
Deferred revenue	847	977
Income taxes payable	955	196
Current portion of obligations under capital lease	257	422
Total current liabilities	25,296	23,084
Obligations under capital lease, net of current portion	350	45
Other long-term liabilities	250	395
Total liabilities	25,896	23,524
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, $.01 par value, 5,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value, 50,000 and 40,000 shares authorized at December 31, 2005 and 2004, respectively, and 35,103 shares issued and outstanding at both December 31, 2005 and 2004	351	351
Additional paid-in capital	58,137	58,012
Accumulated deficit	(40,046)	(33,455)
Accumulated other comprehensive loss	(552)	(261)
Total shareholders' equity	17,890	24,647
Total liabilities and shareholders' equity	$ 43,786	$ 48,171

The accompanying notes to the consolidated financial statements are an integral part of these statements.

INTELLIGROUP, INC.

Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2005, 2004 and 2003
(in thousands except per share data)

	2005	2004	2003
Revenue	$125,326	$128,903	$117,142
Cost of revenue	92,304	91,818	83,387
Gross profit	33,022	37,085	33,755
Selling, general and administrative expenses	37,705	34,741	29,036
Depreciation and amortization	2,260	2,475	2,661
Proxy contest charges	—	—	711
Total operating expenses	39,965	37,216	32,408
Operating income (loss)	(6,943)	(131)	1,347
Interest income	147	36	83
Interest expense	(318)	(472)	(453)
Other income (expense)	283	59	(907)
Income (loss) from continuing operations before income taxes	(6,831)	(508)	70
Provision for (benefit of) income taxes	(240)	358	186
Loss from continuing operations	(6,591)	(866)	(116)
Loss from discontinued operations	—	—	(925)
Net loss	$ (6,591)	$ (866)	$ (1,041)
Loss per share:			
Basic and diluted loss per share			
Loss from continuing operations	$ (0.19)	$ (0.04)	$ —
Loss from discontinued operations	—	—	(0.06)
Net loss per share	$ (0.19)	$ (0.04)	$ (0.06)
Weighted average number of common shares outstanding — basic and diluted	35,103	22,790	16,697
Comprehensive income (loss)			
Net loss	$ (6,591)	$ (866)	$ (1,041)
Other comprehensive income (loss)			
Currency translation adjustments	(291)	457	471
Comprehensive loss	$ (6,882)	$ (409)	$ (570)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

INTELLIGROUP, INC.

Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2005, 2004 and 2003
(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
Balance, January 1, 2003	16,630	$166	$41,366	$(31,548)	$(1,189)	$ 8,795
Exercise of stock options	357	4	824	—	—	828
Currency translation adjustment	—	—	—	—	471	471
Net loss	—	—	—	(1,041)	—	(1,041)
Balance, December 31, 2003	16,987	170	42,190	(32,589)	(718)	9,053
Exercise of stock options	469	5	1,323	—	-	1,328
Issuance of common stock in a private placement	17,647	176	14,499	—	—	14,675
Currency translation adjustment	—	—	—	—	457	457
Net loss	—	—	—	(866)	—	(866)
Balance, December 31, 2004	35,103	351	58,012	(33,455)	(261)	24,647
Stock compensation expense	125	125				
Currency translation adjustment	—	—	—	—	(291)	(291)
Net loss	—	—	—	(6,591)	—	(6,591)
Balance, December 31, 2005	35,103	$351	$58,137	$(40,046)	$ (552)	$17,890

The accompanying notes to the consolidated financial statements are an integral part of these statements.

INTELLIGROUP, INC.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005, 2004 and 2003
(in thousands)

	December 31, 2005	December 31, 2004	December 31, 2003
Cash flows from operating activities:			
Net loss	$(6,591)	$ (866)	$(1,041)
Less: Loss from discontinued operations	—	—	(925)
Loss from continuing operations	(6,591)	(866)	(116)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities			
Depreciation and amortization	2,262	2,901	3,449
Provision for doubtful accounts	44	868	91
Stock compensation expense	125	—	—
Exchange (gain) loss	(304)	115	873
Deferred income taxes	(713)	(196)	(198)
Changes in operating assets and liabilities			
Accounts receivable	4,323	159	(5,951)
Unbilled services	943	(4,813)	1,195
Prepaid expenses and other current assets	242	840	(727)
Other assets	(876)	452	(450)
Accounts payable	1,679	(1,815)	(63)
Accrued payroll and related taxes	243	61	3,010
Accrued expenses and other current liabilities	(879)	1,518	(1,503)
Accrued restructuring charges	—	—	(96)
Deferred revenue	(130)	(2,024)	795
Income taxes payable	818	(155)	(93)
Other liabilities	(92)	(498)	(635)
Net cash provided by (used in) operating activities of continuing operations	1,094	(3,453)	(419)
Cash flows from investing activities:			
Purchase of property and equipment	(2,429)	(2,076)	(1,376)
Net cash used in investing activities	(2,429)	(2,076)	(1,376)
Cash flows from financing activities:			
Principal payments under capital leases	(477)	(322)	(300)
Net proceeds from private placement	—	14,675	—
Proceeds from exercise of stock options	—	1,328	827
Net change in line of credit borrowings	1,071	(5,933)	2,229
Net cash provided by financing activities	594	9,748	2,756
Effect of foreign currency exchange rate changes on cash	(193)	148	96
Net cash provided by (used in) continuing operations	(934)	4,367	1,057
Net cash used in operating activities of discontinued operations	—	—	(348)
Net increase (decrease) in cash and cash equivalents	(934)	4,367	709
Cash and cash equivalents — beginning of year	6,239	1,872	1,163
Cash and cash equivalents — end of year	$ 5,305	$ 6,239	$ 1,872
Supplemental disclosures of cash flow information			
Cash paid for income taxes	$ 689	$ 144	$ 356
Cash paid for interest	$ 290	$ 472	$ 441
Supplemental disclosures of noncash investing and financing activities			
Property and equipment acquired by capital lease	$ (603)	$ —	$ (461)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

Note 1—Organization and Basis of Presentation

Intelligroup, Inc., together with its subsidiaries ("Intelligroup" or the "Company") is a global provider of strategic IT outsourcing services. Intelligroup develops implements and supports information technology solutions for global corporations and public sector organizations.

The Company was incorporated in New Jersey in October 1987 under the name Intellicorp, Inc. to provide systems integration and custom software development services. The Company's name was changed to Intelligroup, Inc. in July 1992. In March 1994, the Company acquired Oxford Systems Inc. ("Oxford"). On December 31, 1996, Oxford was merged into the Company and ceased to exist as an independent entity. In October 1996, the Company consummated its initial public offering of its common stock ("Common Stock").

On April 2, 2003, the Company consummated the sale, effective as of March 1, 2003, of its Asia-Pacific group of subsidiary companies, operating in Australia, New Zealand, Singapore, Hong Kong and Indonesia (the "Former subsidiaries"), to Soltius Global Solutions PTE Ltd., a Singapore corporation ("Soltius"). As consideration, the Company received a 5% minority shareholding in Soltius and a $650,000 note to be paid by Soltius to the Company over a period of 12 months. As of January 2005, the Company has been paid in full. The consolidated financial statements have been reclassified to reflect the sale of the former subsidiaries to Soltius as discontinued operations. Accordingly, the assets, liabilities, results of operations and cash flows of the former subsidiaries prior to the sale have been separately presented in the consolidated statements of operations and cash flows.

In September 2004, the Company completed a $15,000,000 private placement transaction whereby Softbank Asia Infrastructure Fund, L.P. ("SAIF"), an affiliate of SOFTBANK Corporation, acquired a 33.5% interest, and Venture Tech Assets Pvt. Ltd. ("Venture Tech") acquired a 16.8% interest in the Company ("Private Placement Transaction"). In connection with the Private Placement Transaction, SAIF and Venture Tech appointed five directors to the Company's Board of Directors.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Intelligroup, Inc. and its wholly and majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments and other short-term investments with a maturity of three months or less, when purchased, to be cash equivalents.

The Company maintains cash and cash equivalent balances at several financial institutions that are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company maintains cash balances in excess of insured amounts.

Note 2—Summary of Significant Accounting Policies — *(Continued)*

An amount of $3,300,000 can become restricted if a default or event of default occurs and is continuing as per the terms of the Fifth Amendment to Loan Documents and Waiver Agreement.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables as well as historical collection information. Credit is granted to substantially all customers on an unsecured basis. In determining the amount of the allowance, management is required to make certain estimates and assumptions. Activity in the allowance for doubtful accounts is as follows (in thousands):

Year Ended December 31,	Balance at beginning of year	Charged to costs and expenses	Write-offs and other	Balance at end of year
2003	$(1,508)	$ (91)	$666	$ (933)
2004	(933)	(868)	174	(1,627)
2005	(1,627)	(40)	338	(1,329)

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets (primarily three to five years). Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life. Costs of maintenance and repairs are charged to expense as incurred.

The Company capitalizes direct costs incurred with developing or obtaining software for internal use, including external direct costs of materials and services and payroll and payroll related costs for employees who are directly associated with and devote time to internal-use software development projects. The cost of internal-use software and the capitalized implementation-related costs are included within computer software in property and equipment. Such capitalized costs are amortized on a straight-line basis over the software's estimated useful life of three years.

Recoverability of Long-lived Assets

The Company reviews the recoverability of its long-lived assets on a periodic basis whenever events and changes in circumstances have occurred which may indicate a possible impairment. The assessment for potential impairment is based primarily on the Company's ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Property and equipment to be disposed of by sale is carried at the lower of the then current carrying value or fair value less estimated costs to sell.

Revenue Recognition

The Company generates revenue from professional services rendered to customers. The majority of the Company's revenue is generated under time-and-material contracts whereby costs are generally incurred in proportion with contracted billing schedules and revenue is recognized as services are performed, with the corresponding cost of providing those services reflected as cost of revenue. The majority of the revenues are billed on an hourly or daily basis whereby actual time is charged directly to the customer. Such method is expected to result in reasonably consistent profit margins over the contract term.

The Company also generates revenue from fixed-price and fixed-time contracts. Revenue generated from most fixed-price contracts, including most application management and support contracts, is recognized

Note 2—Summary of Significant Accounting Policies — *(Continued)*

ratably over the contract term. Revenue generated from certain other fixed-price contracts is recognized using the percentage of completion method as the ratio of labor hours incurred to estimated total labor hours.

This method is used because reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made, based on historical experience and milestones set in the contract. The Company's project delivery and business unit finance personnel continually review labor hours incurred and estimated total labor hours, which may result in revisions to the estimated amount of recognized revenue for the contract. Changes in estimates are accounted for in the period of change. If the Company does not accurately estimate the resources required or the scope of work to be performed for a contract or if the Company does not manage the project properly within the planned time period, then a loss may be recognized on the contract. Losses are recorded in the period when they become known, and estimated through the completion of the contract.

The Company occasionally derives revenue from projects involving multiple revenue-generating activities. If a contract involves the provision of multiple service elements, total estimated contract revenue is allocated to each element based on the fair value of each element. The amount of revenue allocated to each element is limited to the amount that is not contingent upon the delivery of another element in the future. Revenue for each element is then recognized depending upon whether the contract is a time-and-materials contract or a fixed-price, fixed-time contract.

The Company reports gross reimbursable "out-of-pocket" expenses incurred as both revenue and cost of revenue in the consolidated statements of operations.

Unbilled services represent services provided which are billed subsequent to the period end in accordance with the contract terms. All such amounts are anticipated to be realized in the following period.

Deferred revenue represents amounts billed to customers but not yet earned or included as revenue. Such amounts are anticipated to be recorded as revenue as services are performed in the subsequent period.

Stock-Based Compensation

Employee stock awards under the Company's compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations. The Company provides the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and related interpretations. Stock-based awards to non-employees are accounted for under the provisions of SFAS 123 and have adopted the enhanced disclosure provisions of SFAS 148 "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123".

The Company measures compensation expense for its employee stock-based compensation using the intrinsic-value method. Under the intrinsic-value method of accounting for stock-based compensation, when the exercise price of options granted to employees is less than the estimated fair value of the underlying stock on the date of grant, deferred compensation is recognized and is amortized to compensation expense over the applicable vesting period. In each of the periods presented, the vesting period varies from immediate to four years. For disclosure purposes, pro forma net loss and loss per share impacts are provided as if the fair value method under SFAS 123 had been applied (in thousands, except per share data):

Note 2—Summary of Significant Accounting Policies — *(Continued)*

	Year Ended		
	December 31, 2005	December 31, 2004	December 31, 2003
Net loss, as reported	$(6,591)	$ (866)	$(1,041)
Add: Total stock-based employee compensation expense using intrinsic value method included in net loss above, net of related tax effects	125	—	—
Less: Total stock-based employee compensation expense determined under fair value-based method for all awards net of related tax effects	1,994	1,394	1,296
Pro forma net loss	$(8,460)	$(2,260)	$(2,337)
Basic and diluted loss per share:			
As reported	$ (0.19)	$ (0.04)	$ (0.06)
Pro forma	$ (0.24)	$ (0.10)	$ (0.14)

Currency Translation

For subsidiaries outside the United States that prepare financial statements in currencies other than the U.S. dollar, the Company translates income and expense amounts at average exchange rates for the year, translates assets and liabilities at year-end exchange rates and equity at historical rates. The Company records these translation adjustments as accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in other income (expense) in the results of operations. For the years ended December 31, 2005, 2004 and 2003, the Company recorded approximately $0.4 million, $0.3 million and $0.9 million in transaction losses as a result of currency translation.

Segment Reporting

The Company follows the provisions of SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard requires that companies disclose operating segments based on the manner in which management disaggregates the Company in making internal operating decisions.

Concentrations

For the years ended December 31, 2005, 2004 and 2003, approximately 70%, 68% and 68% of revenue, respectively, was derived from projects in which the Company's personnel implemented, extended, maintained, managed or supported software developed by SAP. The Company's future success in the SAP-related consulting services depends largely on its continued relationship with SAP and on its continued status as an SAP National Implementation Partner, which was first obtained in 1995. The Company's agreement with SAP (the "Agreement") is awarded on an annual basis.

The Company's current contract expires on December 31, 2006 and is automatically renewable for successive one-year periods, unless terminated by either party. This Agreement contains no minimum revenue requirements or cost sharing arrangements and does not provide for commissions or royalties to either party. In July 1997, the Company achieved Accelerated SAP Partner Status with SAP by meeting certain criteria established by SAP.

The Company has derived and believes that it will continue to derive a significant portion of its revenue from a limited number of customers and projects. For the years ended December 31, 2005, 2004 and 2003, the Company's ten largest customers accounted for in the aggregate approximately 49%, 45% and 46% of its

Note 2—Summary of Significant Accounting Policies — *(Continued)*

revenue, respectively. During 2005, one customer accounted for 10% or more of revenue, while during 2004 and 2003, no single customer accounted for 10% or more of revenue. As of December 31, 2005, one customer accounted for 10% or more of accounts receivable, while in 2004, no single customer accounted for 10% or more of accounts receivable.

A portion of the Company's revenue was generated by providing supplemental resources for consulting teams assembled by other information technology consulting firms or directly to the end-customer. For the years ended December 31, 2005, 2004 and 2003, 12%, 22% and 25%, respectively, of the Company's revenue was generated by providing supplemental resources directly to the end-customer or as part of a consulting team assembled by another information technology consulting firm. There can be no assurance that such information technology consulting firms will continue to engage the Company in the future at current levels of retention, if at all.

For the years ended December 31, 2005, 2004 and 2003, approximately 21%, 25% and 25% of revenue, respectively, was derived from projects in which the Company's personnel implemented, extended, maintained, managed or supported software developed by PeopleSoft.

For the years ended December 31, 2005, 2004 and 2003, approximately 3%, 2% and 4% of revenue, respectively, was derived from projects in which the Company's personnel implemented, extended, maintained, managed or supported software developed by Oracle.

For the years ended December 31, 2005, 2004 and 2003, approximately 5%, 3% and 1% of revenue, respectively, was derived from projects in which the Company's personnel implemented, extended, maintained, managed or supported e-Business related software.

Fair Value of Financial Instruments

The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, notes payable and obligations under capital leases approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company does not utilize derivative instruments.

Income Taxes

The income tax provision (benefit) is computed on the pretax income (loss) based on the current tax law. Deferred income taxes are recognized in accordance with the provisions of SFAS 109 and are determined based upon the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates. Provisions have not been made for income taxes or foreign withholding taxes on cumulative earnings of foreign subsidiaries because such earnings will either not be subject to any such taxes or are intended to be indefinitely reinvested in those operations. It is not practicable to determine the tax liability, if any, that would be payable if such earnings were not reinvested indefinitely. A valuation allowance has been established for a portion of the Company's net deferred tax assets, as the ability to utilize these losses may be limited in the future.

Comprehensive Income (Loss)

The Company adopted SFAS 130, "Reporting Comprehensive Income," ("SFAS 130"). SFAS 130 requires the reporting of comprehensive income (loss) in addition to net income (loss) from operations.

Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of information that historically has not been recognized in the calculation of net income (loss).

Note 2—Summary of Significant Accounting Policies — *(Continued)*

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share ("EPS") is computed using the weighted average number of common shares outstanding for the period. Diluted earnings per share includes additional dilution from potential common stock, such as stock issuable pursuant to the exercise of stock options and warrants. Potential common stock are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for the periods presented.

Options to purchase 4,001,000, 2,708,000, and 2,972,000 shares of Common Stock at December 31, 2005, 2004 and 2003, respectively, were not included in the computation of diluted EPS because inclusion would have been anti-dilutive.

Recent Issued Accounting Standards

On December 16, 2004, FASB published SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS 123R, as amended, are effective for issuers beginning as of the next fiscal year after June 15, 2005. Accordingly, the Company will implement the revised standard in the first quarter of fiscal year 2006. Currently, the Company accounts for its share-based payment transactions under the provisions Accounting Principles Board ("APB") 25, which does not necessarily require the recognition of compensation cost in the financial statements. Management is assessing the implications of SFAS 123R, which may materially impact the Company's consolidated results of operations in the first quarter of fiscal year 2006 and thereafter. The Company plans to adopt the prospective method, and estimates the unvested portion effect on future periods to be $3.7 million.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transaction" ("SFAS 153"). This statement amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of SFAS 123 will have a material impact on its consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections ("SFAS 154"). SFAS 154 replaces Accounting Principles Board Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and requires the direct effects of accounting principle changes to be retrospectively applied. The existing guidance with respect to accounting estimate changes and corrections of errors is carried forward in SFAS 154. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have a material effect on its consolidated financial statements.

Reclassifications

Certain amounts for the years ended December 31, 2004 and 2003 have been reclassified to conform to the presentation of the December 31, 2005 amounts.

Note 3—Property and Equipment

Property and equipment consist of the following as of December 31, 2005 and 2004 (in thousands, except useful lives data):

	Estimated Useful Lives (Years)	2005	2004
Vehicles	5	$ 443	$ 340
Furniture	5	3,186	2,927
Equipment	3-5	885	6,343
Computer software	3	12,440	6,320
Leasehold improvements	5-10	2,086	1,146
		19,040	17,076
Less: Accumulated depreciation and amoritization		(14,942)	(13,591)
Total, net		$ 4,098	$ 3,485

Depreciation expense, which includes amortization of assets held under capital lease, was $2.4 million, $2.9 million and $3.4 million (including $0.1 million, $0.4 million and $0.8 million within cost of revenue) for the years ended December 31, 2005, 2004 and 2003, respectively. Included in property and equipment is $1.1 million and $1.0 million of assets held under capital lease at December 31, 2005 and 2004, respectively. Accumulated amortization of the assets held under capital lease is $0.4 million at both December 31, 2005 and 2004.

Note 4—Lease Obligations and Settlements

In connection with the Company's July 2000 spin-off of SeraNova, Inc. ("SeraNova") the Company entered into a space sharing agreement with SeraNova, whereby SeraNova would pay the Company's landlord directly for their portion of the rent. Beginning in 2001, SeraNova failed to make required lease payments to the Company's landlord, which the Company was required to make on SeraNova's behalf. SeraNova's financial condition deteriorated culminating in the August 8, 2003 filing for bankruptcy under Chapter 7 of the United States Bankruptcy Code by SeraNova and its parent company. The Company recorded charges related to the lease payments in 2000.

As of December 31, 2005 and 2004, $0.4 million and $0.5 million of the liability remained outstanding, of which $0.3 million and $0.4 million was included in other long-term liabilities. The Company expects to repay this liability through 2008. The remaining liability is included in accrued expenses and other current liabilities.

Note 5—Line of Credit

On May 31, 2000, the Company and PNC Bank, N.A. (the "Bank") entered into a three-year revolving credit facility (the "Credit Facility"). In July 2003, the Credit Facility was extended until May 31, 2006. The Credit Facility is currently comprised of a revolving line of credit pursuant to which the Company could borrow up to $15,000,000 at the bank's prime rate per annum. The Credit Facility is collateralized by substantially all of the assets of the Company's United States based operations. The maximum borrowing availability under the line of credit is based upon a percentage of eligible billed and unbilled accounts receivable, as defined.

The Company was in compliance with its covenants in the Credit Facility agreement as of December 31, 2005.

Note 5—Line of Credit — *(Continued)*

As of December 31, 2005 and 2004, the Company had outstanding borrowings under the credit facility of $3.4 million and $2.4 million, respectively. The Company estimates undrawn availability under the credit facility to be $8.7 million as of December 31, 2005.

The weighted average interest rates on outstanding borrowings under the credit facility were 7.16% and 4.82% for the years ended December 31, 2005 and 2004 respectively.

Interest expense on debt and obligations under capital leases approximated $0.3 million, $0.5 million and $0.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 6—Obligations Under Capital Leases

The Company is the lessee of equipment, vehicles and furniture under capital leases expiring in 2010.

Minimum lease payments under capital leases at December 31, 2005 are as follows (in thousands):

2006	$ 257
2007	270
2008	128
2009	40
2010	16
	711
Less: amounts representing interest	(104)
Less: current portion	(257)
Long-term portion	$ 350

Note 7—Shareholders' Equity

Preferred Stock

At December 31, 2005 and 2004, there are 5,000,000 shares of Preferred Stock, par value $0.01 authorized and no shares issued or outstanding.

Common Stock

At December 31, 2005 and 2004, there are 50,000,000 and 40,000,000 shares of Common Stock, respectively; par value $.01 authorized and 35,103,000 shares issued and outstanding.

At the Company's 2005 Annual Shareholders' Meeting on December 27, 2005, the shareholders approved an increase to the authorized shares of Common Stock to 50,000,000 from 40,000,000.

In 2005, the Company did not issue any shares of Common Stock.

In 2005, the Compensation Committee of the Board of Directors extended the life of an option award for the exercise of 160,000 stock options granted to a director. As a result, the Company recognized stock compensation expense of $0.1 million associated with the incremental intrinsic value at the date of modification.

At the Company's 2004 Annual Shareholders' Meeting on June 8, 2004, the shareholders approved an increase to the authorized shares of Common Stock to 40,000,000 from 25,000,000.

In 2004, the Company issued 18,116,000 shares of Common Stock, of which 17,647,000 shares of Common Stock were issued in the Private Placement Transaction (as defined in Note 1) for gross proceeds of

Note 7—Shareholders' Equity — *(Continued)*

$15 million and net proceeds of $14.7 million and 469,000 shares of Common Stock were issued upon the exercise of stock options for proceeds of approximately $1.3 million.

In 2003, the Company issued 357,000 shares of Common Stock upon the exercise of stock options and received proceeds of approximately $0.8 million.

Stock Options

The Company's stock option plans permit the granting of options to employees, non-employee directors and consultants. The Compensation Committee of the Board of Directors generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the type of option (incentive stock option or non-qualified stock option), the exercise price, vesting provisions, and the overall option term. A total of 6,605,000 shares of Common Stock have been reserved for issuance under the plans. All of the options issued pursuant to these plans expire ten years from the date of grant (number of shares data in thousands).

	Number of Shares	Weighted Average Exercise Price
Balance — January 1, 2003	3,191	$2.36
Granted	530	$4.61
Exercised	(366)	$2.33
Canceled	(383)	$3.52
Balance — December 31, 2003	2,972	$2.62
Granted	1,321	$5.16
Exercised	(459)	$2.84
Canceled	(1,126)	$4.58
Balance — December 31, 2004	2,708	$3.00
Granted	3,669	$1.64
Exercised	—	$ —
Canceled	(2,376)	$2.05
Balance — December 31, 2005	4,001	$2.32

The following summarizes information about stock options outstanding and exercisable at December 31, 2005 (number of shares data in thousands):

	Outstanding			Exercisable	
Exercise Price Range	Number of Shares	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.96 to $1.25	802	7.5	$1.21	272	$1.19
$1.26 to $1.75	1,132	9.4	$1.49	181	$1.49
$1.76 to $2.50	1,371	9.6	$2.11	128	$2.11
$2.51 to $3.69	239	4.2	$2.66	221	$2.59
$3.70 to $5.11	88	4.9	$4.63	74	$4.60
$5.12 to $7.25	222	7.7	$6.38	135	$6.13
$7.26 to $8.75	147	7.8	$8.61	44	$8.63
$0.96 to $8.75	4,001	8.5	$2.32	1,055	$2.83

Note 7—Shareholders' Equity — *(Continued)*

The fair value of option grants for disclosure purposes is estimated on the date of grant using the Black-Scholes option-pricing model using the following weighted average assumptions:

	2005	2004	2003
Expected Volatility	105.45% - 107.02%	109.77%	109.77%
Expected Lives	2.10 - 2.68 years	1.95 years	1.95 years
Risk free Interest Rate	3.82% - 4.38%	3.08%	1.84%

The weighted average fair value of options granted during the years ended December 31, 2005, 2004 and 2003 was $1.64, $5.16 and $4.61, respectively. For fixed awards with pro-rata vesting, the Company recognizes compensation costs on a straight-line basis.

Stock Rights

In October 1998, the Company's Board of Directors declared a dividend distribution of one Preferred Share Purchase Right ("Right") for each outstanding share of the Company's Common Stock. These Rights were to expire in November 2008 and trade with the Company's Common Stock. Such Rights were not exercisable and had no voting power. In September 2004, the Company's Board of Directors amended the Shareholder Protection Rights Agreement dated as of November 6, 1998 (the "Rights Agreement") which provided for the distribution of one Right for each outstanding common share, par value $0.01 per share, of the Company upon the occurrence of certain events as set forth therein. The Company amended the Rights Agreement to define the "Expiration Time" as September 30, 2004. The Rights Agreement as amended expired on September 30, 2004. Therefore the holders of shares of the Company's Common Stock no longer have any rights pursuant to the Rights Agreement.

Note 8—Related Party Transactions

Nagarjun Valluripalli, the Company's former Chairman of the Board, President, Chief Executive Officer and a former Director of the Company is an owner (the "Owner") of real estate located at 5-9-22, Secretariat Road in Hyderabad, India. On October 2, 2003, Intelligroup Asia Private Ltd. ("IGA") and the Owner executed a memorandum of understanding (the "MOA") relating to a proposed lease whereby the Owner would lease the 5th and 6th floors of the property ("Premises") to the Company for certain of the Company's India operations. As contemplated in the MOA, on June 18, 2004, the Owner and IGA executed leases for the Premises and the amenities, furnishings and fittings. The leases provide for a minimum lease period of three years with a renewal option for an additional three years. The leases provide for a three-month notice period for either party to terminate the lease. Under the terms of the lease for the amenities, IGA paid a deposit of 5.8 million rupees (approximately $133,000) and advance lease rentals of 11.6 million rupees (approximately $266,000) upon the handing over of the amenities and shall pay monthly rent of 1.2 million rupees (approximately $27,000). Under the terms of the lease for the Premises, IGA paid a deposit of 4.7 million rupees (approximately $106,000) and advance lease rentals of 9.3 million rupees (approximately $213,000) upon the handing over of the Premises and shall pay monthly rent of 0.9 million rupees (approximately $21,000). Rent expense for the year ended December 31, 2005 towards the said lease was 30.6 million rupees (approximately $694,000). The value of un-amortized rentals as of December 31, 2005 was 2.4 million rupees (approximately $54,000).

Effective August 1, 2005, IGA entered into an agreement to lease certain premises for certain of the Company's India operations from ILABS Hyderabad Technology Center Pvt. Ltd. ("iLabs"). The terms of the lease agreement provide for, among other things: (1) a minimum lease period of five years with an option for two three-year renewal periods; (2) payment of a security deposit equivalent to nine (9) months' rent in the amount of 15.3 million Indian rupees (approximately $352,000); (3) payment of monthly lease fees in the

Note 8—Related Party Transactions — *(Continued)*

amount of 1.7 million Indian rupees (approximately $40,000), subject to yearly five percent (5%) escalation; and (4) monthly operations and maintenance fees of 0.3 million Indian rupees (approximately $6,500). Rent expense for the year ended December 31, 2005 towards the said lease was 13.9 million rupees (approximately $313,000). The value of un-amortized rentals as of December 31, 2005 was 15.3 million rupees (approximately $338,000).

Note 9—Commitments and Contingencies

Tax-free Spin-off of Seranova

On July 5, 2000, the Company distributed SeraNova common stock to its shareholders in a transaction that was structured to be and reported as a tax-free spin-off pursuant to Section 355 of the Internal Revenue Code ("IRC Section 355"). For distributions of stock qualifying under IRC Section 355, neither the Company nor the Company's shareholders recognize any gain or income in connection with the transaction. The Company and SeraNova executed a Tax Sharing Agreement, dated January 1, 2000 ("Tax Sharing Agreement"), whereby SeraNova would indemnify the Company for any tax liabilities in the event a future transaction of SeraNova results in the spin-off being deemed a taxable event. However, subsequently SeraNova and its parent company, Silverline Technologies, Inc. filed for Chapter 7 Bankruptcy. Additionally, as a condition to the distribution, SeraNova management represented that there was no present plan, nor intent to enter into a subsequent transaction that would disturb the intended tax-free nature of the distribution.

On October 27, 2000, SeraNova and Silverline Technologies, Inc. announced that they had entered into an agreement and plan of merger, under which Silverline Technologies, Inc. would acquire control of SeraNova in exchange for American depository shares of Silverline. Subsequently, SeraNova and Silverline Technologies, Inc. filed for Chapter 7 Bankruptcy on August 8, 2003.

IRC Section 355(e) provides that the Company may be required to recognize a gain equal to the excess of the fair market value of the SeraNova shares distributed over their tax basis if the distribution is part of a plan pursuant to which one or more persons acquire 50% or more of SeraNova common stock within two years of the distribution date. Should the spin-off ultimately be construed as taxable, the resultant tax liability could be up to $65.0 million, plus interest and penalties, depending on the facts that ultimately are established. No future benefits would inure to the Company as a result of imposition of a tax on the SeraNova distribution, and no reserve has been recorded for this potential tax. However, should such a tax liability be imposed, the Company may be able to utilize some of its existing net operating losses to mitigate this tax liability, an issue that is currently being analyzed.

Employment Agreements

As of December 31, 2005, the Company had employment agreements with certain of its executive officers, which provide for minimum payments in the event of termination for reasons other than just cause. The aggregate amount of compensation commitment in the event of termination under such agreements is approximately $1.3 million. In addition, Intelligroup Asia Pvt. Ltd. ("IGA") had entered into Severance Packages totaling approximately $0.6 million with certain former members of the IGA management team. Pursuant to the terms of the Agreement for Severance Package, the Severance Package is activated upon the fulfillment of certain events, including a change in management of the Company or IGA. In April 2005, following the termination of the Company's Chief Executive Officer, three members of the IGA management team, each of whom had a Severance Package, resigned. Except as set forth below, to date, the Company has not received any claim for payment of the Severance Package. In or about September 2005, two former members of the IGA management team sent IGA notices under Section 433 and 434 of the Companies Act, 1956 for payment of such Severance Package. The Company does not believe that such severance amount is

Note 9—Commitments and Contingencies — *(Continued)*

owed. In the event the Company is unsuccessful in defending against such claim for payment, the Company would owe approximately $0.5 million to such individuals.

Leases

The Company leases office space under operating leases that have initial or remaining non-cancelable lease terms in excess of one year. Additionally, the Company has sublet certain of its office space, which generates sublease income. Certain leases are subject to common area maintenance or operating expense charges and have options to renew. Future minimum aggregate annual lease payments are as follows (in thousands):

For the Years Ended December 31,	Gross Operating Lease Payments	Sublease Income	Net Operating Lease Payments
2006	$2,789	$350	$2,439
2007	2,189	350	1,839
2008	1,671	262	1,409
2009	659	—	659
	$7,308	$962	$6,346

Rent expense for the years ended December 31, 2005, 2004 and 2003 was $3.1 million, $2.6 million and $1.5 million, net of sublease income of $0.4 million, $0.3 million, and $0.3 million, respectively.

Other

On September 30, 2004, as a result of the Private Placement Transaction, the Company's remaining obligation to pay Ashok Pandey $500,000 under the change in control provisions of that certain Settlement Agreement, dated August 7, 2003, by and between the Company and Mr. Pandey, became immediately due and owing. The Company's total obligation under the Settlement Agreement was for $750,000, $250,000 of which was previously paid to Mr. Pandey on October 14, 2003, with two further equal annual installments due on October 14, 2004 and 2005. The Company issued two payments in the amount of $250,000 each to Mr. Pandey on January 17, 2005 and February 21, 2005.

Note 10—Litigation

The Company's India subsidiary has received tax assessments dated February 12, 2002, July 23, 2002, August 22, 2003, September 10, 2004 and March 29, 2005 from the India taxing authority denying tax exemptions claimed for certain revenue earned and disallowing certain expenses claimed during the Indian subsidiary's fiscal years ended March 31, 1998 through March 31, 2002. The revised tax assessments were for 14.6 million, 9.5 million, 2.8 million, 5.6 million and 15.0 million Indian rupees, respectively, or approximately $1.0 million in total. An additional assessment for tax penalties and interest for the fiscal year ended March 31, 2001 of 1.7 million Indian rupees, or approximately $38,000, was also received. The Company has made payments of approximately $1.1 million (consisting of $0.8 million for taxes paid under protest, $38,000 for tax penalties and interest and $0.2 million for other tax adjustments not in dispute) to the India tax authority. The Company's resulting overpayment has been refunded.

The Company is currently appealing the tax assessments received by the Company's India Subsidiary denying tax exemptions claimed during each of the fiscal years ended March 31, 1999 through March 31, 2002. In the event the Company's appeal is not successful, a future cash outlay of approximately $57,000 would be required. The Company has reserved $57,000, the full amount claimed, against this potential liability. In the event the Company is successful, an amount up to approximately $0.8 million could be refunded to the Company.

Note 10—Litigation — *(Continued)*

On or about October 12, 2004, the first of six class action lawsuits was filed, purportedly on behalf of plaintiffs who purchased the Company's securities, against the Company and former officers Arjun Valluri, Nicholas Visco, Edward Carr and David Distel ("Defendants") in the United States District Court, District of New Jersey ("District of New Jersey"). In August 2005, the District of New Jersey consolidated the six class actions (the "Shareholder Class Action") and appointed a lead plaintiff. Plaintiffs subsequently dropped Mr. Distel and Mr. Carr from the Shareholder Class Action, failing to name either of them as a defendant in the amended consolidated complaint filed on or about October 10, 2005. The Shareholder Class Action generally alleges violations of federal securities laws, including allegations that the Defendants made materially false and misleading statements regarding the Company's financial condition and that the Defendants materially overstated financial results by engaging in improper accounting practices. The Class Period alleged is May 1, 2001 through September 24, 2004. The Shareholder Class Action generally seeks relief in the form of unspecified compensatory damages and reasonable costs, expenses and legal fees. Motions to dismiss have been filed against all complaints.

There is no other litigation pending to which the Company is a party or to which any of its property is subject which would have a material impact on the Company's consolidated financial condition, results of operations or cash flows in the event the Company was unsuccessful in such litigation.

Legal fees arising in connection with litigation are expensed as incurred.

Note 11—Income Taxes

Income taxes provision (benefit) from continuing operations consists of the following (in thousands):

	2005	2004	2003
Current:			
Federal	$ —	$ —	$ —
State	71	5	118
Foreign	304	580	284
	375	585	402
Deferred:			
Foreign	(615)	(227)	(216)
Total	$(240)	$ 358	$ 186

Income (loss) before taxes from domestic and foreign sources is as follows (in thousands):

	2005	2004	2003
United States	$(9,079)	$(4,230)	$(2,531)
Foreign	2,248	3,722	2,601
Income (loss) from continuing operations before income taxes	$(6,831)	$ (508)	$ 70

Note 11—Income Taxes — *(Continued)*

The provision for income taxes differs from the amount computed by applying the statutory rate of 34% to income before income taxes. The principal reasons for the differences are:

	2005	2004	2003
Tax at federal statutory rate	34.0%	34.0%	34.0%
State income tax, net of federal benefit	8.0	(0.6)	111.0
Foreign Taxes	1.0	(14.6)	324.1
Change in valuation allowance	(63.0)	520.4	1,871.0
Permanent items	7.1	(866.5)	(1,048.0)
Tax holiday, India	20.8	257.0	(1,025.6)
Other	(4.4)	—	—
Effective tax rate	3.5%	(70)%	266.5%

In 1996, the Company elected a five year tax holiday in India, in accordance with a local tax incentive program whereby no income tax will be due in such period. Such tax holiday was extended an additional five years in 1999. Effective April 1, 2000 pursuant to changes introduced by the Indian Finance Act, 2000, the tax holiday previously granted is no longer available and has been replaced in the form of a tax deduction incentive. The impact of this change is not expected to be material to the consolidated financial statements of the Company. Effective April 1, 2002, the tax deduction incentive for income from the export of software and related services is restricted to 90% of such income. Further, domestic revenue from software and related services is taxable in India. Effective April 1, 2003, the 90% tax deduction incentive restriction was repealed and the tax incentive is again available for the entire amount of income from the export of software and related services. This tax deduction favorably impacted the Company's effective tax rates for the periods reported.

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	2005	2004
Deferred tax assets:		
Allowance for doubtful accounts	$ 492	$ 478
Vacation accrual	1,059	1,045
Net operating losses	18,173	13,632
Other accrued liabilities	215	277
Total deferred tax assets	19,939	15,432
Deferred tax liability — accelerated depreciation	63	(122)
Valuation allowance	(18,641)	(14,626)
Net deferred tax assets — non-current	$ 1,361	$ 684

During 2005, 2004 and 2003, the Company generated net operating losses in certain tax jurisdictions. The Company has provided a valuation allowance against these net operating losses in some jurisdictions as the ability to utilize these losses may be limited in the future. The Company increased the valuation allowance by recording a tax provision of $4.3 million in 2005, decreased the valuation allowance by recording a tax benefit of $2.6 million in 2004 and increased the valuation allowance by recording a tax provision of $1.3 million in 2003, respectively. Offsetting the tax benefit in 2004 is the Company's estimated charge to the provision representing a reduction of the net operating loss carry-forward as a result of limitations imposed by IRC Section 382 of $5.1 million. The Company's valuation allowance as of

Note 11—Income Taxes — *(Continued)*

December 31, 2005 and 2004 was $18.6 million and $14.6 million respectively. Cumulative net operating loss carry forwards of $40.0 million expire in various years through 2025.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Jobs Creation Act") was signed into law. The Jobs Creation Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. Currently, the Company has not taken advantage of this incentive and has not repatriated any earnings from its controlled foreign operations.

Note 12—Defined Contribution Plan

The Company maintains a defined contribution 401(k) plan. All United States employees, who are employed on a full-time basis, are eligible to participate in the plan, effective the first day of the next quarterly enrollment period. Costs incurred by the Company related to this plan amounted to $0.4 million, $0.7 million and $0.2 million for the years ended December 31, 2005, 2004, and 2003, respectively. The Company's match in the 401(k) plan is 2%, which vests over a service period of three years. The Company used $0.1 million and $0.3 million of forfeitures to offset contributions for the years ended December 31, 2005 and 2003, respectively.

Note 13—Discontinued Operations

Summarized financial information for the discontinued operations of the former subsidiaries is as follows (in thousands):

	2003
Revenue	$1,691
Pre-tax income (loss)	1,375
Income tax provision	33
Income (loss) from discontinued operations, excluding loss on sale	1,342

Additionally, the Company reported a loss on the sale of the former subsidiaries of $2.3 million for the year ended December 31, 2003.

On April 2, 2003, the Company consummated the sale (the "Sale"), effective as of March 1, 2003, of its Former Subsidiaries, to Soltius. As consideration, the Company received a 5% minority shareholding in Soltius and a $650,000 note to be paid by Soltius to the Company over a period of 12 months, commencing April 2003. In March 2004, the Company agreed to renegotiate the original payment terms with Soltius. The Company as of January 2005 has been paid in full.

The consolidated financial statements have been retroactively adjusted to reflect the discontinued operations in the consolidated statements of operations and comprehensive income (loss) and cash flows for the periods reported.

Note 14—Segment Data and Geographic Information

The Company operates in one industry, information technology solutions and services.

On April 2, 2003, the Company consummated the sale, effective as of March 1, 2003, of its Asia-Pacific group of subsidiary companies, operating in Australia, New Zealand, Singapore, Hong Kong and Indonesia. The operating results and financial position of the Asia-Pacific group of subsidiary companies are reported as discontinued operations for all periods presented (see Note 13). The Company now has four reportable

Note 14—Segment Data and Geographic Information — *(Continued)*

operating segments from continuing operations, which are organized and managed on a geographical basis, as follows:

- United States ("US") — the largest segment of the Company, with operations in the United States and Puerto Rico. Includes the operations of the Company's US subsidiary, Empower, Inc., and all corporate headquarters is located in Edison, New Jersey;
- India — includes the operations of the Company in India, including services provided on behalf of other group subsidiaries. The India headquarters is located in Hyderabad, India;
- Europe - includes the operations of the Company in Denmark, Sweden and the United Kingdom. The European headquarters is located in Milton Keynes, United Kingdom;
- Japan — includes the operations of the Company in Japan. The Japanese headquarters is located in Tokyo, Japan.

Each of the operating segments has a Managing Director, or equivalent position, who reports directly to the Chief Executive Officer ("CEO"). Currently, the CEO and President is fulfilling the requirements of this position in the US. The CEO has been identified as the Chief Operating Decision Maker ("CODM") because he has final authority over resource allocation decisions and performance assessment. The CODM regularly receives certain discrete financial information about the geographical operating segments, including primarily revenue and operating income, to evaluate segment performance.

Accordingly, the Company's consolidated operating results for the years ended December 31, 2005, 2004 and 2003 and financial position as of December 31, 2005, 2004 and 2003 are presented in the following geographic segments (in thousands):

	United States	India	Europe	Japan	Total
2005					
Revenue	$86,617	$28,206	$7,030	$3,473	$125,326
Depreciation and amortization	1,374	891	114	11	2,390(1)
Operating income (loss)	(9,637)	3,526	(289)	(543)	(6,943)
Total assets	28,778	11,038	2,418	1,552	43,786
2004					
Revenue	$95,270	$22,029	$6,890	$4,714	$128,903
Depreciation and amortization	2,201	572	112	16	2,901(2)
Operating income (loss)	(4,129)	3,324	(183)	857	(131)
Total assets	35,547	8,388	2,455	1,781	48,171
2003					
Revenue	$90,639	$16,248	$6,683	$3,572	$117,142
Depreciation and amortization	2,479	784	156	30	3,449(3)
Operating income (loss)	(1,815)	2,536	189	437	1,347
Total assets	30,523	7,101	2,888	926	41,438

(1) Includes $0.1 million of depreciation and amortization included in costs of revenue for the year ended December 31, 2005.

(2) Includes $0.4 million of depreciation and amortization included in costs of revenue for the year ended December 31, 2004.

Note 14—Segment Data and Geographic Information — *(Continued)*

(3) Includes $0.8 million of depreciation and amortization included in costs of revenue for the year ended December 31, 2003.

(4) Of the total capital expenditures incurred for the year 2005, $0.3 million was incurred in the US and $2.0 million was incurred in India.

(5) Of the total capital expenditures incurred for the year 2004, $1.6 million was incurred in the US and $0.4 million was incurred in India.

Note 15—Subsequent Events

2006 Private Placement

On March 31, 2006, the Company completed a $10,000,000 private placement transaction whereby SAIF acquired 3,333,333 additional shares of the Company's common stock and Venture Tech acquired 3,333,334 additional shares of the Company's common stock, at a share price of $1.50 (the "2006 Private Placement"). The 2006 Private Placement was approved by a special committee of the disinterested members of the Board of Directors and generated approximately $9.7 million of proceeds to the Company, net of transaction expenses. Following the 2006 Private Placement, SAIF and Venture Tech own 36% and 26% of the Company's common stock, respectively.

Note 16—Unaudited Quarterly Financial Data

2005 and 2004 Quarterly Financial Data

The following tables set forth certain unaudited results of operations for each quarter during 2005 and 2004. The unaudited information has been prepared on the same basis as the audited consolidated financial statements and includes all adjustments which management considers necessary for a fair presentation of the financial data shown. The operating results for any quarter are not necessarily indicative of the results to be attained for any future period. Basic and diluted earnings (loss) per share are computed independently for each of the periods presented. Accordingly, the sum of the quarterly earnings (loss) per share may not agree to the total for the year (in thousands, except per share data).

	For the Quarters Ended			
Statement of Operations	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenue	$32,436	$33,690	$29,738	$29,462
Cost of revenue	24,303	24,388	22,823	20,790
Total operating expenses	8,855	10,102	10,626	10,380
Operating loss	(722)	(800)	(3,711)	(1,708)
Loss before provision for (benefit of) income taxes	(998)	(1,264)	(3,443)	(1,125)
Provision for (benefit of) income taxes	(307)	23	132	(87)
Net loss	(691)	(1,287)	(3,575)	(1,038)
Net loss per common share	$ (0.02)	$ (0.04)	$ (0.10)	$ (0.03)
Shares Outstanding:				
Basic and Diluted	35,103	35,103	35,103	35,103

	For the Quarters Ended			
Statement of Operations	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenue	$30,536	$32,064	$35,492	$30,811
Cost of revenue	20,674	22,995	24,590	23,559
Total operating expenses	8,951	9,734	8,702	9,829
Operating income (loss)	911	(665)	2,200	(2,577)
Income (loss) before provision for (benefit of) income taxes	187	(117)	2,156	(2,734)
Provision for (benefit of) income taxes	(191)	226	297	26
Net income (loss)	378	(343)	1,859	(2,760)
Net income (loss) per common share:				
Basic	$ 0.02	$ (0.02)	$ 0.09	$ (0.08)
Diluted	$ 0.02	$ (0.02)	$ 0.08	$ (0.08)
Shares Outstanding:				
Basic	17,184	17,403	21,858	35,103
Diluted	19,126	17,403	22,775	35,103

Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
INTELLIGROUP, INC.

The undersigned has executed this Certificate of Amendment under Section 14A:9-2(4) of the New Jersey Business Corporation Act for the purpose of amending its Certificate of Incorporation.

1. Name

The name of this Corporation is Intelligroup, Inc.

2. Amendments to the Certificate of Incorporation

The Certificate of Incorporation is hereby amended in the following respects: The first paragraph of Article Three of the Certificate of Incorporation is hereby amended to read:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is forty-five million (45,000,000) shares. The Corporation is authorized to issue two classes of stock designated as "Common Stock" and "Preferred Stock," respectively. The total number of shares of Common Stock authorized to be issued by the Corporation is forty million (40,000,000), each such share of Common Stock having a par value of $.01. The total number of shares of Preferred Stock authorized to be issued by the Corporation shall be five million (5,000,000), each such share of Preferred Stock having a par value of $.01, all of which is undesignated.

3. Date of Adoption by the Shareholders

The amendments of the Certificate of Incorporation were adopted by the Shareholders of this Corporation on June 8, 2004.

At the time of such adoption, 17,378,607 shares were entitled to vote thereon, and the vote was as follows:

15,711,879 shares in favor of adoption.

775,447 shares against adoption.

4. Effective Date of the Amendment

The amendments of the Certificate of Incorporation become effective on the day that this Certificate of Amendment is filed in the office of the New Jersey Secretary of State.

IN WITNESS WHEREOF, the undersigned hereby certify that the information set forth in this Certificate of Amendment is true and complete.

INTELLIGROUP, INC.

/s/ Nagarjun Valluripalli

Nagarjun Valluripalli
Chief Executive Officer and President

ATTEST:
/s/ Christian Misvaer
Christian Misvaer
Secretary

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
INTELLIGROUP, INC.

The undersigned has executed this Certificate of Amendment under Section 14A:9-2(4) of the New Jersey Business Corporation Act for the purpose of amending its Certificate of Incorporation.

1. Name

The name of this Corporation is Intelligroup, Inc.

2. Amendments to the Certificate of Incorporation

The Certificate of Incorporation is hereby amended in the following respects: The first paragraph of Article Three of the Certificate of Incorporation is hereby amended to read:

The total number of shares of all classes of stock which the Corporation shall have authority to issue is fifty-five million (55,000,000) shares. The Corporation is authorized to issue two classes of stock designated as "Common Stock" and "Preferred Stock," respectively. The total number of shares of Common Stock authorized to be issued by the Corporation is fifty million (50,000,000), each such share of Common Stock having a par value of $.01. The total number of shares of Preferred Stock authorized to be issued by the Corporation shall be five million (5,000,000), each such share of Preferred Stock having a par value of $.01, all of which is undesignated.

3. Date of Adoption by the Shareholders

The amendments of the Certificate of Incorporation were adopted by the Shareholders of this Corporation on December 27, 2005.

At the time of such adoption, 35,102,440 shares were entitled to vote thereon, and the vote was as follows:

29,904,193 shares in favor of adoption.

118,060 shares against adoption.

4. Effective Date of the Amendment

The amendments of the Certificate of Incorporation become effective on the day that this Certificate of Amendment is filed in the office of the New Jersey Secretary of State.

IN WITNESS WHEREOF, the undersigned hereby certify that the information set forth in this Certificate of Amendment is true and complete.

INTELLIGROUP, INC.

/s/ Vikram Gulati

Vikram Gulati
Chief Executive Officer and President

ATTEST:
/s/ Madhu Poomalil
Madhu Poomalil
Secretary

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
INTELLIGROUP, INC

Prepared by

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
INTELLIGROUP, INC

The undersigned has executed this Certificate of Amendment under Section 14A:9-4 of the New Jersey Business Corporation Act for the purpose of amending its Certificate of Incorporation.

1. Name

The name of this Corporation is Intelligroup, Inc.

2. Amendments to the Certificate of Incorporation

The Certificate of Incorporation is hereby amended in the following respects: Article 5 of the Certificate of Incorporation is hereby amended to read:

> The aggregate number of shares which the corporation shall have authority to issue is 2,500 shares all of which are without par value.

3. Date of Adoption by the Shareholders

The amendments of the Certificate of Incorporation were adopted by the shareholders of this Corporation on May 26, 1995.

At the time of such adoption, One (1) share was entitled to vote thereon, and the vote was as follows:

One (1) share in favor of adoption.

Zero (0) shares against adoption.

4. Effective Date of the Amendment

The amendments of the Certificate of Incorporation become effective on the day that this Certificate of Amendment is filed in the office of the New Jersey Secretary of State.

IN WITNESS WHEREOF, the undersigned hereby certify that the information set forth in this Certificate of Amendment is true and complete.

Intelligroup, Inc.

Ashok Pandey, President

ATTEST:

Rajkumar Koneru, Secretary

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INTELLIGROUP, INC

Pursuant to Section 14A:9-5 of the New Jersey Business Corporation Act (the "Act"), the undersigned corporation hereby executes this Amended and Restated Certificate of incorporation.

FIRST: The name of the Corporation is Intelligroup, Inc. (the "Corporation").

SECOND: The purpose or purposes for which the Corporation is organized is to engage in any lawful activity within the purposes for which corporations may be organized under Title 14A of the Act.

THIRD: The total number of shares of all classes of stock which the Corporation shall have authority to issue is thirty million (30,000,000) shares. The Corporation is authorized to issue two classes of stock designated "Common Stock" and "Preferred Stock," respectively. The total number of shares of Common Stock authorized to be issued by the Corporation is twenty-five million (25,000,000), each such share of Common Stock having a par value of $.01. Effective upon the effectiveness of the Company's initial public offering of Common Stock, the total number of shares of Preferred Stock authorized to be issued by the Corporation shall be five million (5,000,000), each such share of Preferred Stock having a par value of $.01, all of which is undesignated.

The undesignated Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Corporation is hereby authorized, by adopting a resolution or resolutions and filing a certificate or certificates pursuant to the applicable provisions of the Act, to establish from time to time the number of shares to be included in each such series of Preferred Stock, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, including but not limited to the fixing or alteration of the dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares of Preferred Stock, or any of them, and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In the event the number of shares of any series shall be so decreased, the shares removed from such series by such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FOURTH: Each share of Common Stock, no par value, of the Corporation issued and outstanding is hereby reclassified and changed into 83,844.44 fully paid and nonassessable shares of Common Stock, $.01 par value, of the Corporation and each holder of record of a certificate for one or more shares of Common Stock, no par value, of the Corporation as of the close of business on the date this Amended and Restated Certificate of Incorporation becomes effective shall be entitled to receive, as soon as practicable, upon surrender of such certificate, a certificate or certificates representing 83,844,44 shares of Common Stock, $.01 par value, for each share of Common Stock, no par value, represented by the certificate of such holder, and any fractional shares resulting will be rounded up to the next whole share.

FIFTH: The address of the Corporation's current registered office is 517 Route One South, Iselin, New Jersey 08830 and the name of its current registered agent at such address is Ashok Pandey.

SIXTH: The number of directors constituting the current Board of Directors is five. The names and addresses of each of such directors is as follows:

Name	Address
Ashok Pandey	c/o Imelligroup, Inc. 517 Route One South Iselin, New Jersey 08830
Rajkumar Koneru	c/o lntelligroup.lnc. 517 Route One South Iselin, New Jersey 08830
Nagarjun Valluripalli	c/o lntelligroup,lnc. 517 Rome One South Iselin, New Jersey 08830
Kevin P.Mohan	c/o Summit Partners 600 Atlantic Avenue Suite 2800 Boston, Massachusetts 02210
Thomas S. Roberts	c/o Summit Partners 600 Atlantic Avenue Suite 2800 Boston, Massachusetts 02210

SEVENTH: The following provisions are included for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its Board of Directors and shareholders:

(i) The Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation, subject to any limitation thereof contained in the Bylaws. The shareholders also shall have the power to adopt, amend or repeal the Bylaws of the Corporation; provided however, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of the Bylaws of the Corporation.

(ii) Upon the consummation of an initial public offering of securities of the Corporation under the Securities Act of 1933, as amended, shareholders of the Corporation may not take any action by written consent in lieu of a meeting,

(iii) Special meetings of shareholders may be called at any time only by the President, the Chairman of the Board of Directors of the Corporation (if any) or a majority of the Board of Directors of the Corporation. Business transacted at any special meeting of shareholders shall be limited to matters relating to the purpose or purposes set forth in the notice of such special meeting.

(iv) The Board of Directors of the Corporation, when evaluating any offer of another party (a) to make a tender or exchange offer for any equity security of the Corporation or (b) to effect a business combination, shall, in connection with the exercise of it's judgment in determining what is in the best interests of the Corporation as a whole, be authorized to give due consideration to any such factors as the Board of Directors of the Corporation determines to be relevant, including, without limitation:

(1) the interests of the Corporation's shareholders, including the possibility that these interests might be best served by the continued independence of the Corporation;

(2) whether the proposed transaction might violate federal or state laws;

(3) not only the consideration being offered in the proposed transaction, in relation to the then current market price for the outstanding capital stock of the Corporation, but also to the market price for the capital stock of the Corporation over a period of years, the estimated price that might be achieved in a negotiated sale of the Corporation as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and the Corporation's financial condition and future prospects; and

(4) the social, legal and economic effects upon employees, suppliers, customers, creditors and others having similar relationships with the Corporation, upon the communities in which the Corporation conducts it's business and upon the economy of the state, region and nation.

In connection with any such evaluation, the Board of Directors of the Corporation is authorized to conduct such investigations and engage in such legal proceedings as the Board of Directors of the Corporation may determine.

(v) in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend any provision of Articles SEVENTH or EIGHTH of this Amended and Restated Certificate of Incorporation.

EIGHTH: No director or officer shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that this provision shall not relieve a director or officer from liability for any breach of duty based on an act or omission (a) in breach of such person's duty of loyalty to the Corporation or its shareholders, (b) not in good faith or involving a knowing violation of law, or (c) resulting in receipt by such person of an improper personal benefit. No amendment to, expiration of or repeal of this Article shall have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment, expiration or repeal.

CERTIFICATE REQUIRED TO BE FILED WITH THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF INTELLIGROUP.INC.

Pursuant to the provisions of Section 14A:9-5(5) of the New Jersey Business Corporations Act, the undersigned corporation hereby executes the following certificate:

1. The name of the corporations Intelligroup, Inc. (the "Corporation").

2. The Amended and Restated Certificate of Incorporation was adopted by the Board of Directors of the Corporation on June 3,1996 and by the shareholders of the Corporation on June 3,19%.

3. The total shares outstanding and entitled to vote thereon was 90 and all of such shares were voted in favor of the adoption of the Amended and Restated Certificate of Incorporation.

4. The Amended and Restated Certificate of Incorporation restates, integrates and amends in its entirety the provisions of the Corporation's Certificate of Incorporation, as amended to date. The Amended and Restated Certificate of Incorporation provides for, among other things, (i) the reclassification of each share of issued and outstanding Common Stock, no par value, into 83,844,44 shares of Common Stock, $.01 par value, and (ii) an increase in the number of shares of authorized Common Stock from 2,500 to 25,000,000 and for authorization, upon the effectiveness of the Company's initial public offering of Common Stock, of 5,000,000 shares of undesignated Preferred Stock, $.01 par value.

IN WITNESS WHEREOF, the undersigned has signed this Certificate on behalf of the Corporation this 4th day of June, 1996.

By: /s/ ____________________

Ashok Pandey, President

Exhibit 10.52

SECOND AMENDMENT
TO THE
INTELLIGROUP, INC. 2004 EQUITY INCENTIVE AWARD PLAN

Intelligroup, Inc. (the "Company"), a corporation organized under the laws of the State of New Jersey, has previously adopted the Intelligroup, Inc. 2004 Equity Incentive Award Plan (the "Plan").

In order to amend the Plan in certain respects, this Second Amendment to the Plan has been adopted by a resolution of the Compensation Committee of Board of Directors of the Company on November __, 2005 and shall become effective upon receipt of shareholder approval. This Second Amendment to the Plan, together with the Plan, constitutes the entire Plan as amended to date.

1. Effective as of December 27, 2005, Section 3.3 of the Plan is hereby amended by replacing the number "500,000" with the number "1,000,000".

2. Effective as of December 27, 2005, Section 5.1(a) of the Plan is hereby amended to add the following "Notwithstanding the foregoing, the Committee may in its discretion issue up to 500,000 Options priced at less than 100% of the Fair Market Value as of the date of grant."

* * * * * * * *

Executed this 27th day of December, 2005.

INTELLIGROUP, INC.

By: /s/ Vikram Gulati
Officer

I hereby certify that the foregoing Amendment No. 2 to the Plan was duly adopted by the Board of Directors of Intelligroup, Inc. on December 27, 2005.

* * * * *

I hereby certify that the foregoing Amendment No. 2 to the Plan was approved by the stockholders of Intelligroup, Inc. on December 27, 2005.

Executed on this 27th day of December, 2005.

/s/ Madhu Poomalil
Corporate Secretary

Exhibit 21

Subsidiaries:

Intelligroup Asia Private, Ltd., a corporation formed pursuant to the laws of India and 99.8% owned and a wholly-controlled subsidiary of Intelligroup, Inc.

Empower, Inc., a Michigan corporation and a wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup Europe Limited, a corporation formed pursuant to the laws of the United Kingdom and a wholly-owned subsidiary of Intelligroup, Inc.

CPI Resources, a corporation formed pursuant to the laws of the United Kingdom and a wholly-owned subsidiary of Intelligroup Europe Limited.

CPI Consulting Limited, a corporation formed pursuant to the laws of the United Kingdom and 70% owned by CPI Resources and 30% owned by Intelligroup Europe Limited.

Intelligroup Netherlands, BV, a corporation formed pursuant to the laws of the Netherlands and a wholly-owned subsidiary of Intelligroup Europe Limited.

Intelligroup Japan, Ltd., a corporation formed pursuant to the laws of Japan and a wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup Nordic AB, a corporation formed pursuant to the laws of Sweden and a wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup Nordic A/S, a corporation formed pursuant to the laws of Denmark and a wholly-owned subsidiary of Intelligroup, Inc.

Intelligroup de Venezuela, C.A., a corporation formed pursuant to the laws of Venezuela and wholly-owned subsidiary of Intelligroup, Inc.

Under the terms of the Loan Agreement with PNC, PNC has a continuing security interest in the capital stock of the Company's subsidiaries.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Intelligroup, Inc.

We consent to the incorporation by reference in Intelligroup, Inc.'s (the "Company") Registration Statements (File Nos. 333-11486, 333-31809, 333-56143, 333-67583, 333-73051, 333-94285 and 333-70244) of our reports dated February 24, 2006, except for Note 15 as to which the date is March 31, 2006, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2005.

/s/ J.H. Cohn LLP

Roseland, New Jersey
March 31, 2006

Exhibit 31.1

CERTIFICATION PURSUANT
TO RULE 13a-14(a) OF THE EXCHANGE ACT

I Vikram Gulati certify that:

1. I have reviewed this Annual Report on Form 10-K of Intelligroup, Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   a. designed such disclosure controls and procedures, or have caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   b. [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such evaluation; and

   d. disclosed in this Annual Report any change in the registrant's internal control over financial reporting that occurred during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

DATE: March 31, 2006

By: /s/ Vikram Gulati

Vikram Gulati
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OF THE EXCHANGE ACT

I Madhu Poomalil certify that:

1. I have reviewed this Annual Report on Form 10-K of Intelligroup, Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the consolidated financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   a. designed such disclosure controls and procedures, or have caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   b. [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such evaluation; and

   d. disclosed in this Annual Report any change in the registrant's internal control over financial reporting that occurred during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   a. all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

DATE: March 31, 2006

By: /s/ Madhu Poomalil

Madhu Poomalil
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Intelligroup, Inc, (the "Company") on Form 10-K for the annual period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Vikram Gulati, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and to the best of my knowledge and belief, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (16 U.S.C. 78m or 78o(d); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATE: March 31, 2006

By: /s/ Vikram Gulati
Vikram Gulati
Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Intelligroup, Inc, (the "Company") on Form 10-K for the annual period ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report", I, Madhu Poomalil, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and to the best of my knowledge and belief, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (16 U.S.C. 78m or 78o(d); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATE: March 31, 2006

By: /s/ Madhu Poomalil

Madhu Poomalil
Chief Financial Officer